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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                            ------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF JANUARY, 2001.

                               GALEN HOLDINGS PLC
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            SEAGOE INDUSTRIAL ESTATE
                                   CRAIGAVON
                                    BT63 5UA
                                 UNITED KINGDOM
                   (ADDRESS OF PRINCIPAL EXECUTIVE'S OFFICES)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F  [X]     Form 40-F  [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes  [ ]     No  [X]

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .)

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

                                EXPLANATORY NOTE

I. PURPOSE OF FILING

     The purpose of this report on Form 6-K of Galen Holdings PLC is to make public in the U.S. Galen's Directors' Report and audited financial statements for the year ended September 30, 2000. The financial statements included in the attached Directors' Report have been prepared in accordance with United Kingdom generally accepted accounting principles. The Directors' Report will be filed with the Companies Office in Belfast on February 1, 2001, and was mailed to holders of Galen's ordinary shares and of Galen's ADR's on January 22, 2001.

II. SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Galen Holdings PLC

January 25, 2001                                       /s/ PAUL S. HERENDEEN
                                                         ----------------------------------------------
                                                         Paul S. Herendeen
                                                         Executive Vice President and Director

                                    --------
                                     GALEN
                                    --------

                                    HOLDINGS

                                [PHOTOS OMITTED]

                            building an international
                        specialty pharmaceutical products
                              and services business

                         2000 Annual Report and Accounts

Galen Holdings at a glance -- 2000

Corporate Profile

Galen Holdings (LSE: GAL/Nasdaq(R): GALN) is an integrated pharmaceutical company, based in Northern Ireland. The company was founded in 1968 and was listed on the London Stock Exchange and the Irish Stock Exchange in 1997 and in the United States on the Nasdaq National Market(R) in 2000, subsequent to its acquisition of Warner Chilcott, plc on September 29, 2000. Galen Pharma develops and manufactures branded prescription pharmaceutical products, which are promoted by over 100 people in the sales and marketing organisation in the United Kingdom and Ireland and through its approximately 220 person sales force in the United States. Its product portfolio consists of 130 products and 44 brands. Galen Services supplies and distributes clinical trial materials internationally, operates a drug reconciliation business and uses computer-based interactive voice response systems to permit the more efficient management of the clinical trial process. Galen Services also provides a "bench-to-pilot-scale" specialist chemical synthesis service for the research-based pharmaceutical industry.

PHARMA

------------------------------------------------------------------------------------------------------------------
      Profile                                                                          Facilities & Employees
------------------------------------------------------------------------------------------------------------------
[GRAPHIC OMITTED]       The Galen division develops, manufactures and markets          Craigavon, Northern Ireland
                        prescription medicines to healthcare professionals in          Larne, Northern Ireland
                        key therapeutic areas: analgesics, antibiotics,                Total Employees: 412
                        cardiovascular, gastrointestinal, respiratory and
                        women's health. These products are marketed through a
                        sales force of over 100 representatives throughout the
                        UK and Ireland. Research within Galen is focused on the
                        development of applications of novel drug delivery
                        technology.

------------------------------------------------------------------------------------------------------------------
[GRAPHIC OMITTED]       The Warner Chilcott division is a marketer of                  Rockaway, New Jersey, US
                        prescription pharmaceutical products in the United             Total Employees: 272
                        States, primarily focused on the women's health
                        therapeutic category. Through its national sales force
                        of approximately 220 representatives, Warner Chilcott
                        markets branded pharmaceutical products directly to
                        physician specialists across the country, particularly
                        obstetrician/gynaecologists and urologists.

SERVICES

--------------------------------------------------------------------------------------------------------------------
      Profile                                                                          Facilities & Employees
--------------------------------------------------------------------------------------------------------------------
[GRAPHIC OMITTED]       Clinical Trial Services (CTS) designs, manufactures and        Craigavon, Northern Ireland
                        distributes patient packs used in clinical trials to           Audubon, Pennsylvania, US
                        investigator sites worldwide. From state-of-the-art            Durham, N. Carolina, US
                        facilities, CTS provides a global service to many of the       Total Employees: 655
                        world's largest multinational pharmaceutical companies.

--------------------------------------------------------------------------------------------------------------------
[GRAPHIC OMITTED]       Interactive Clinical Technologies Inc. (ICTI) provides         Lambertville, New Jersey, US
                        interactive voice response systems (IVRS) for clinical         San Francisco, California, US
                        trials' management. ICTI's leading edge systems and            Maidenhead, England
                        technology enable clients to efficiently manage supplies       Total Employees: 86
                        of clinical trial packs and collect real-time patient
                        enrolment data.

--------------------------------------------------------------------------------------------------------------------
[GRAPHIC OMITTED]       Chemical Synthesis Services (CSS) operates an integrated       Craigavon, Northern Ireland
                        chemical development service for the pharmaceutical            Belfast, Northern Ireland
                        industry from custom research through process                  Total Employees: 86
                        development to kilo scale synthesis of intermediates and
                        actives at cGMP.

--------------------------------------------------------------------------------------------------------------------
[GRAPHIC OMITTED]       Pharmaceutical Development and Manufacturing Services          Craigavon, Northern Ireland
                        (PDMS) provides a broad range of specialist services for       Larne, Northern Ireland
                        the pharmaceutical, healthcare and biotechnology               Total Employees: 10
                        industries. Utilizing Galen's state-of-the-art
                        facilities in Northern Ireland, PDMS's services include
                        drug product formulation, process development,
                        analytical method development and validation, pack
                        design, commercial-scale manufacture, inventory
                        management and worldwide distribution.


Financial Highlights
                 five year progress

                              [BAR GRAPHS OMITTED]

            o     Record revenue of(pound)86.0 million, an increase of 28%

            o Operating profit, before amortisation of intangible assets, goodwill and exceptional costs associated with the acquisition of Warner Chilcott, was (pound)24.1 million, a 24% increase

            o Earnings per ordinary share, before goodwill and intangible asset amortisation as well as exceptional items, rose by 23% to 15.5p

            o Proposed final dividend of 1.38p per ordinary share, making a total for the year of 2.07p, representing an increase of 25% (1999: 1.65p)

            For US investors, please note that the Letter to Shareholders and associated charts have been prepared in accordance with UK GAAP. Please refer to the Galen Holdings PLC Form 20F filed with the Securities and Exchange Commission for a US$/US GAAP presentation.

            Table of Contents
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            Letter to Shareholders                               2-7
            Strategic Growth and Development                     8-9
            Sales and Marketing Expertise                      10-12
            Management Commitment to Shareholder Value            13
            Board of Directors                                 14-15
            Financial Statements and Information                  16

Letter to Shareholders

                                [PHOTO OMITTED]

For the year ended 30 September 2000, Galen continued to make sound progress with record revenue of (pound)86.0 million, an increase of 28% on the previous year. Operating profit, before amortisation of intangible assets, goodwill and exceptional costs associated with the acquisition of Warner Chilcott, was (pound)24.1 million, a 24% increase on 1999. Earnings per ordinary share, before goodwill and intangible asset amortisation as well as exceptional items, rose by 23% to 15.5p. These strong results encouraged your Board to recommend the payment of a final dividend of 1.38p per ordinary share, making a total for the year of 2.07p, representing an increase of 25% over the 1.65p declared for 1999.

      During the year, the company completed several acquisitions to further strengthen its position in the US. In July, Galen purchased two clinical service providers: ACCI and the pharmacy division of DCRI, both based in Raleigh Durham, North Carolina. The purchase consideration was (pound)10.2 million in cash. The acquisition of these businesses strengthened and enhanced our Clinical Trial Services operation in Europe and the US, particularly in secondary clinical packaging, randomisation services and interactive voice response systems.

      The most significant event of the year was undoubtedly the acquisition of Warner Chilcott for a consideration of (pound)308.6 million paid with 37.1 million ordinary shares and equivalents. This transaction is expected to have a transforming effect on our pharmaceutical business by providing access to the most important market in the world for women's healthcare and thus leveraging the value of our product development pipeline.

      Capital expenditure for the year, excluding acquisitions, totalled (pound)15.9 million. Our tax charge for the year was 25% compared with 24% in 1999.

                              [BAR GRAPHS OMITTED]

      These excellent financial results were delivered thanks to the continued growth of our two business activities: sales of branded prescription pharmaceutical products and the provision of R&D services to the worldwide pharmaceutical industry. Ethical Pharmaceutical Products revenue, which accounted for 52% of total revenue, increased by 15% to (pound)44.4 million. Ethical Pharmaceutical Services revenue, aided by an acceleration of activity in the chemical development and synthesis units as well as the successful integration of Interactive Clinical Technologies Inc., increased by 47% to (pound)41.6 million.

Ethical Pharmaceutical Products

Last year was one of consolidation and preparation for major product launches in 2000/2001. In spite of the enforced price reduction for UK NHS prescription medicines of 4% which commenced in October 1999, revenue in this segment of the business increased by 15%. Continued progress was seen in both prescription medicines and specialty manufacturing.

      In the UK, we market a broad portfolio of brands in several major therapeutic areas including analgesics, gastrointestinal, respiratory, cardiovascular and antibiotics all of which made good progress in the year. Looking ahead to 2001, the launches of our proprietary anticholinergic, Regurint, for the treatment of urinary incontinence (licensed from Madaus AG Cologne) and our first intravaginal ring ("IVR") product for estrogen replacement therapy will place us firmly in the women's health category. The launch of our controlled release antiarthritic/analgesic which is anticipated in the last quarter of our 2001 fiscal year will further strengthen our analgesic franchise.

      Our UK sales and marketing organisation employed approximately 65 people at the year-end. Since then we have continued to expand our UK team ahead of our new product launches. Our target is to have a 115 strong fully trained sales force in place by 31 December 2000.

      With the acquisition of Warner Chilcott, we now have a portfolio of branded specialty products in the US, mostly targeted at the large and growing women's health market. Our Ovcont oral contraceptives participate in a (pound)1.2 billion US market and Estracet vaginal cream in a fast growing segment of the (pound)1.7 billion US hormone replacement market. Our activities with Estracet cream will establish a foundation for Galen to promote other hormone replacement products, including those using our IVR technology. In the US, our Warner Chilcott division has approximately 220 sales representatives, a field force that is competitively scaled for the niches in which we compete. Importantly, as Warner Chilcott is mainly focused on the women's health market, its expertise will enable us to self-commercialise future products in the US using our proprietary IVR drug delivery technology and other hormone-based products.

      Our key strength in pharmaceutical products is the brand management experience of our sales and marketing team. Our team has a proven track record of successful product launches, sustaining strong branded product growth and revitalising acquired products. We use precision marketing techniques, particularly the comprehensive analysis of market data, to focus our resources for maximum effect. We also expect to leverage our expertise in drug development to introduce new products, and line-extensions of our existing products, that can be successfully promoted through our marketing organisations.

Product Research and Development

Galen's research and development activity is focused on the development of proprietary products for international commercialisation that are based on drug delivery systems such as our IVR and eutectic mixtures for topical applications. We also pursue the development and co-development of products that are complementary to our core prescription businesses in the UK, Ireland and now also in the US, particularly line extensions of our existing branded products.

      During the year, as anticipated, we saw a significant increase in R&D expenditure, reflecting the activities associated with our efforts to obtain marketing approval for the estradiol IVR in both the UK and the US. We anticipate continued expansion of our development programmes as we look to leverage our sales and marketing presence in the US and are presently reviewing our priorities in the context of the opportunities created by our acquisition of Warner Chilcott.

      Our IVR drug delivery system continues to progress towards commercialisation. The IVR can be used to deliver consistent therapeutic levels of a wide range of medicines for periods of up to three months. We have a number of IVR products in development for hormone replacement therapy ("HRT") applications, the first of which delivers estradiol, the major hormone deficient at the menopause. We lodged our first marketing authorisation application in the UK for the estradiol IVR during our 1999 fiscal year. We anticipate the UK launch of this product in the first half of 2001 and thereafter the initiation of the mutual recognition procedure to achieve registration throughout Europe. The Phase III placebo controlled vasomotor study required for approval in the US is fully enrolled and we are targeting the submission of an NDA application in the first half of 2001.

                                [PHOTOS OMITTED]

      We continue to pursue development programmes for other IVR applications. In HRT, this includes our combined estradiol/norethisterone acetate product for menopausal patients with an intact uterus and a testosterone product for those menopausal patients in whom sexual motivation is desired. In contraception, we continue to collaborate with the Population Council of New York in the development of an estrogen/ progestin contraceptive based on our silicone injection moulding technology. In addition, we are developing the IVR to deliver non-hormonal drugs and anticipate that our lead product for infection control will enter evaluation in 2001.

Ethical Pharmaceutical Services

Revenues from our Ethical Pharmaceutical Services division grew by 47% to (pound)41.6 million driven by solid progress in all of our business units. The continued growth reflects the benefits of our investment in infra structure in both the UK and US. In particular, in the US our investments in Clinical Trial Services ("CTS"), Interactive Clinical Technologies Inc. ("ICTI") and J. Dana, Inc. have generated significant revenues from a zero base at the time of our flotation in 1997.

                                [PHOTOS OMITTED]

      The international position that CTS now holds in the supply of clinical trials materials places it at the forefront of this business segment and is a strong platform for continued development. The acquisition of ACCI/DCRI and its integration into the CTS group further strengthens this position. ICTI utilises computer-based interactive voice response systems to permit the more efficient management of the clinical trials process. The division has performed strongly during the year and we look forward to further progress as its recently established European base in Maidenhead in the UK comes on stream.

      Both SynGal and QuChem have established strong relationships with multi-national pharmaceutical companies in the US and Europe, which have created solid revenue platforms for these important elements of our service business. Our ability to provide world-class "bench-to-pilot-scale" chemical design and synthesis positions Galen to capitalise on increasing demand for these services from the research-based pharmaceutical industry. Having recently completed an investment at The Queen's University of Belfast, we are in the next phase of expansion of this business, which will involve the establishment of additional dedicated laboratory facilities at our Craigavon site.

Galen's People

Total employment within Galen at 30 September 2000 was 1,521, which includes employees in companies we acquired during the year. Our company moves forward only because of the dedication and efforts of our colleagues. We welcome our new colleagues from ACCI/DCRI and Warner Chilcott and look forward to their contributions in fiscal year 2001 and beyond.

      One person in particular must be recognised for his accomplishments and importance to Galen. Since its founding in 1968, our company has been under the gifted leadership of our founder and Chairman, Dr. Allen McClay. It was Dr. McClay's vision and dedication that has fuelled Galen's remarkable success over the last 32 years. We are grateful to have his continued guidance and support as our President while we continue to build Galen into a world-class international specialty pharmaceutical products and services business.

      We also welcome a new non-executive director to our Board of Directors. Thomas Lynch, executive vice president and chief financial officer of Elan Corporation plc, joined our Board in November 2000. Tom brings with him a great deal of industry knowledge and experience that will be invaluable as we move forward.

Outlook

When we undertook the flotation of Galen in 1997, our goal was to create an international pharmaceutical products and services company that could deliver consistent results while laying the foundations for future growth. An integral part of our plan was to enter the US, the largest and most attractive pharmaceutical market in the world. We did that first by exporting our operational excellence in the clinical trials business and by building CTS US. We continued with the acquisition of ICTI and ACCI/DCRI. In September, we completed the Warner Chilcott transaction, which provides us with a strong product base in the US and the capability to unlock the value of our product development portfolio, particularly the IVR. With three anticipated product launches in the UK, excellent growth prospects within our US product portfolio and continued strength in each of our services businesses, we look forward to 2001 with much confidence.


         /s/ Dr. John King                /s/ Roger Boissonneault

           Dr. John King                    Roger Boissonneault
         Executive Chairman               Chief Executive Officer

Strategic Growth and Development

                                [PHOTOS OMITTED]

"Building an international specialty pharmaceutical products and services business."

Our goal is to generate consistent, profitable growth in our pharmaceutical products and services businesses by driving internal growth of our existing assets, developing and commercialising proprietary products and technology-based services and through the selective acquisition of complementary products and businesses.

Drive Internal Growth

We seek to increase revenues of our pharmaceutical products through face-to-face promotion to targeted physicians using our competitively scaled sales and marketing organisations in the UK and the US. In our services business, we have the opportunity to leverage our past investments in infrastructure, technology and acquisitions, which provide a solid pathway for continued growth.

Develop and Commercialise Proprietary Products

An essential part of our growth strategy is to expand our branded product portfolio through the introduction of new proprietary products based on novel formulations and drug delivery technology. Our focus is on developing improvements to existing therapies, including line extensions of our currently marketed products, rather than on the more costly and time consuming process of developing new chemical entities.

Develop New R&D Services for the Global Pharmaceutical Industry

We will continue to develop and introduce new technology-based services to maintain our competitive edge in the research and development services business. We expect the proliferation of new drug development activities, including those driven by the human genome project, to continue. Our capabilities in custom chemistry and our operational excellence in the management of clinical supplies and data, position Galen to benefit from increased demand for these highly specialised services.

Supplement Internal Growth Through Selective Acquisition

We will pursue opportunities to expand our product portfolio and service capabilities by selectively pursuing acquisitions. We target branded products that fit with our areas of strategic focus and strength and service businesses that are complementary to our existing technology platforms.

                                [PHOTOS OMITTED]

Sales and Marketing Expertise-
with an increasing focus on women's health

                                [PHOTOS OMITTED]

"We have a proven track record of creating strong branded product growth and developing innovative technologies."

International Sales and Marketing Infrastructure

We have fully operational sales and marketing organisations with 115 sales representatives in the UK and approximately 220 in the US--all dedicated to the promotion of our branded pharmaceutical products.

      Our Galen division promotes and distributes more than 50 branded prescription pharmaceutical products. The sales force directly contacts general practitioners, community pharmacists and hospital staff throughout the United Kingdom and Ireland. In the year ended December 31, 1999, approximately 1.96 million prescriptions were written for our branded products, giving us a rank of twenty-seventh of the 246 companies supplying prescription medicines in the United Kingdom. We intend to utilise this sales force for the marketing of our existing products as well as any new products to be launched in the United Kingdom and Ireland. In anticipation of three product launches in the UK planned for fiscal 2001, including the expected approval and launch of the first IVR-based hormone replacement therapy product, we are increasing the size of our sales and marketing infrastructure to support our growth.

      In the US, our Warner Chilcott division's sales force is structured to call on three major physician specialist categories: obstetrician/gynaecologists, urologists and dermatologists. Our branded product offerings compete in significant segments of the women's health market including hormone replacement therapy, oral contraception and urinary incontinence. We believe that the Warner Chilcott sales and marketing organisation is competitively scaled for the niches in which we presently compete. In addition, we expect Warner Chilcott's strong relationships with high volume prescribing physicians, particularly in the ob/gyn and urology specialties, will provide an excellent platform for the launch of the IVR in the United States.

      Our international sales and marketing team is very experienced in the market-driven development, introduction and successful promotion of branded pharmaceutical products.

Focus on Women's Health

We aggressively pursue opportunities in women's health for two reasons. First, it contains niche markets that we believe will generate strong growth driven by fundamental demographic and behavioral trends. Second, these niches are well suited for precision marketing techniques because relatively small audiences of physicians can account for a large percentage of prescriptions written.

                               [GRAPHIC OMITTED]

Precision Marketing Expertise

We direct our sales and marketing efforts using precision marketing techniques, including the comprehensive analysis of market data. We target niches where we have, and can sustain, a competitive position. Our objective is to maximise the economic return we receive on our promotional efforts. Our sales and marketing team's expertise in precision marketing enables us to successfully compete with larger pharmaceutical concerns.

IVR--Platform for Success in Women's Healthcare

Our intravaginal ring (IVR) technology provides a platform for our continued expansion in women's health. The IVR can be used to deliver consistent amounts of a wide range of medicines for periods up to three months. We anticipate commercialisation of our first IVR product for the delivery of estradiol, the major hormone deficient at the menopause, in the UK in the first half of 2001. We expect to file an NDA application for the same product with the US FDA in the first half of 2001. We are also developing the IVR for a number of other applications including the delivery of a variety of hormones and the delivery of non-steroidal drugs.

Women's Healthcare Products


Marketed Products          Indication                           Status

Estrace Cream              Hormone Replacement Therapy (HRT)    Marketed US
Ovcon 35                   Oral Contraceptive                   Marketed US
Ovcon 50                   Oral Contraceptive                   Marketed US
NataChew                   Prenatal Vitamin                     Marketed US
NataFort                   Prenatal Vitamin                     Marketed US
Pyridium/Plus              Urinary Analgesic                    Marketed US
Regurin                    Anticholinergic                      Marketed UK

Product Pipeline           Indication                           Status

Intravaginal Ring (IVR)    HRT (EU)                             In Registration
Intravaginal Ring (IVR)    HRT (US)                             Phase III
Intravaginal Ring (IVR)    Continuous Combined                  Early Phase III
Intravaginal Ring (IVR)    Testosterone                         Phase II
Intravaginal Ring (IVR)    Contraceptive                        Phase II
Intravaginal Ring (IVR)    Infection Control                    Development

Management Commitment to

                          [LOGO]                   [LOGO]        [LOGO]  GALN(R)
                    Irish Stock Exchange   London STOCK EXCHANGE         NASDAQ
                                                                         LISTED

                                  Shareholder
                                     Value

--------------------------------------------------------------------------------

"Our guiding principle is to increase shareholder value through fundamentally sound operating and financial decision-making."

Galen Holdings recognises the importance of stock ownership in aligning management and employee priorities with shareholders. Stock ownership is encouraged and as a result, management and employees beneficially own a significant share of the total outstanding shares of Galen Holdings. This ensures that we are all working towards the same goal: creating value for our company and our shareholders.

      The individual investor is important to every public company, providing capital for growth and helping to ensure liquidity and stability in the equities market. To encourage individual investors to participate in our growth, we have a toll-free investor relations hotline in the US, an automated fax service to receive company news and press releases on a timely basis, and our own website at http://www.galenplc.com--available to you 24 hours per day, seven days per week. Recognising the importance of consistent communication with the professional investment community, Galen regularly schedules presentations throughout the year to keep our institutional investors and other partners in our company updated on the latest developments at Galen Holdings.

      Today, Galen is listed on the London and Irish Stock Exchanges and in the US on the Nasdaq National Market, giving investors an opportunity to invest in a larger company with a growing international presence and geographic reach.

      o     Listed on the London Stock Exchange--1997

      o     Listed on the Irish Stock Exchange--1997

      o     Listed in the US on the Nasdaq National Market--2000

      o     Market capitalisation currently(pound)1.3 billion ($2.0 billion)

      o     Growing international shareholder base

--------------------------------------------------------------------------------

Board of Directors

--------------------------------------------------------------------------------

                                [PHOTOS OMITTED]

Dr. Allen McClay, OBE, CBE (68)
Non-Executive President

Dr. McClay established Galen in 1968, having qualified as a pharmacist in 1953. He joined Glaxo in 1955 as a sales representative in Northern Ireland and remained with them for 13 years until he founded Galen.

Dr. John King (51)
Executive Chairman

Dr. King joined Galen in 1979 as Technical Manager responsible for the development and registration of new products. Dr. King was appointed Technical Director in 1981, Managing Director in 1984 and Chief Executive in 1991. Prior to joining the Group he was a lecturer in the Pharmacy Department of The Queen's University, Belfast. He obtained a PhD in 1974 and registered with the Pharmaceutical Society of Northern Ireland in 1976.

Mr. Geoffrey Elliott (48)
Finance Director

Mr. Elliott qualified as a chartered accountant in 1984. After a period in industry and management consultancy, he joined the accountancy practice of Magee Todd & Vaughan, becoming a partner in 1988. He was appointed Finance Director of Galen in 1993.

Mr. Paul Herendeen (45)
Executive Vice President

Mr. Herendeen serves as Executive Vice President and Director of Business Development for Galen. Prior to the acquisition, he served as Director of WC plc since 1996. From 1995 to 1998 Mr. Herendeen served as a Principal of Dominion Management Corp. Prior to joining Dominion, Mr. Herendeen was an investment professional with Prudential Equity Investors and held various investment banking positions with Oppenheimer & Co., Inc. and Continental Bank. Mr. Herendeen has a BS in Management from Boston College and an MBA from the Darden School at the University of Virginia. Mr. Herendeen has served on the boards of directors of several private companies.

Mr. Alan Armstrong (41)
Chief Operating Officer/
President--Services

Mr. Armstrong joined Galen in 1978. In 1995, he became Chief Operating Officer for Galen Holdings. He has held a number of senior manufacturing and quality control positions within the company. He is a member of the Royal Society of Chemistry.

Mr. Roger Boissonneault (52)
Chief Executive Officer

Mr. Boissonneault serves as Chief Executive Officer for Galen. He previously served as President and Chief Operating Officer of WC plc since 1996, serving as a director since 1998. From 1976 to 1996 Mr. Boissonneault served in various capacities with Warner-Lambert Company, including Vice President, Female Healthcare, Director of Corporate Strategic Planning, and Director of Obstetrician/Gynaecologist Marketing. Mr. Boissonneault has a BA in Biology from the University of Connecticut and an MBA from Rutgers University. Mr. Boissonneault also serves on the Board of Directors of Boron LePore and Associates.

Mr. David Gibbons, MBE (62)
Non-Executive Director

Mr. Gibbons was appointed to the Board in March 1997. He was previously Chairman and Managing Director of Abbott Laboratories UK and was a board member of the Association of the British Pharmaceutical Industry and Chairman of the Pharmaceutical Price Regulation Scheme Committee. He is Non-Executive Chairman of Nexan LTD, MedNova Limited, Weston Medical PLC and Genosis Inc.

Dr. Michael Carter (62)
Non-Executive Director

Dr. Carter was appointed to the Board in May 1998. He has 25 years' pharmaceutical industry experience with both Roche and Zeneca acting as a board member of Salick Health care in the US. He holds a triple fellowship of the Royal Pharmaceutical Society, the Royal College of Physicians of Edinburgh and the Faculty of Pharmaceutical Physicians of the Royal Colleges. He is a Non-Executive Director of Provensis Ltd., Micromet AG, Cancervax, Inc., Radamacher Group Limited, Kudos Pharmaceuticals Limited and Non-Executive Chairman of Metris Therapeutics Limited and a Venture Partner of Schroder International Ventures Life Sciences.

Dr. Harold Ennis, OBE (70)
Non-Executive Director

Dr. Ennis was appointed to the Board in May 1996. He is the Chairman of Havien Limited, Creative Composites Ltd, Vice Chairman of Trade and Business Development Body and a Non-Executive Director of Dunloe Ewart plc, Balcas Limited and a number of private companies. Previously he was a member of the Northern Ireland Economic Council and the Industrial Development Board for Northern Ireland.

Mr. Thomas Lynch (44)
Non-Executive Director
(Not Pictured)

Mr. Lynch was appointed to the Board in November 2000. Since 1993 he has served as Executive Vice President and Chief Financial Officer of Elan Corporation, plc. He is a member of Elan's Board of Directors, as well as Nanogen, Inc., Pembroke Capital Ltd and ICON plc. He became Chairman of Amarin plc in 1999. Mr. Lynch was a founder director of Warner Chilcott plc, serving as a board member until its acquisition by Galen Holdings PLC in September 2000.

Directors' report

The directors present their report and the audited financial statements for the year ended 30 September 2000.

Principal activities

The activities of the group consist of the supply of pharmaceutical products and services. The activities of the holding company consist of the management of its investments in its subsidiaries.

Review of business

The consolidated profit and loss account for the year is set out on page 25. A review of business during the year and of the future development of the group is contained in the Letter to Shareholders accompanying this report.

Dividends

An interim dividend of 0.69p per share amounting to (pound)878,165 (1999: 0.55p per share--(pound)666,966) was paid during the year. The directors recommend payment of a final dividend for the year of 1.38p per share amounting to (pound)2,193,720 (1999: 1.10p per share--(pound)1,333,933).

Group research and development activities

The group is strongly committed to research and development activities in order to secure and enhance its market position. Expenditure in the year totalled (pound)8.03 million (1999: (pound)3.98 million).

Directors

The directors of the company during the year were:

Dr A J McClay       R G Elliott          Dr H A Ennis       Dr M G Carter
Dr J A King         A D Armstrong        D Gibbons

      On 2 October 2000, R M Boissonneault and P S Herendeen were appointed as directors of the company. On 21 November 2000, T G Lynch was appointed as director.

      In accordance with the Articles of Association, Dr McClay retires by rotation and, being eligible, will be proposed for re-election. Dr McClay has a service agreement with the company terminable on twelve months notice given by either party to the other. Mr R M Boissonneault, Mr P S Herendeen and Mr T G Lynch, having being appointed since the last annual general meeting, retire in accordance with the Articles of Association and will be proposed for re-election.

Directors' interests in shares of the company

The interests of the members of the board of directors at 30 September 2000 in the shares of the company were as follows:

                                                           Ordinary     Ordinary
                                                          shares of    shares of
                                                           10p each     10p each
                                                               2000         1999
--------------------------------------------------------------------------------
A J McClay                                               39,639,118   42,139,118
J A King                                                 21,527,822   23,597,822
R G Elliott                                               6,372,271    7,122,271
A D Armstrong                                               250,947      250,947
H A Ennis                                                   100,000      200,000
D Gibbons                                                        --           --
M G Carter                                                       --           --
                                                         ----------   ----------

      The interests of R M Boissonneault, P S Herendeen and T G Lynch in the shares of the company on their appointment to the board were as follows:

                                                                        Ordinary
                                                                       shares of
                                                                        10p each
--------------------------------------------------------------------------------
R M Boissonneault                                                        100,794
P S Herendeen                                                             95,796
T G Lynch                                                                147,078
                                                                         -------

Interests in share options

Details of options held by members of the board of directors at 30 September 2000 are set out below:

                                                                                               Exercise    Earliest
                                                                  At     Granted         At       price    exercise     Expiry
                                                             1/10/99     in year  30/9/2000     (pound)        date       date
------------------------------------------------------------------------------------------------------------------------------------
Approved Executive Share Option Scheme
R G Elliott                                                    6,703          --      6,703       4.475    05/02/02   05/02/09
A D Armstrong                                                  6,703          --      6,703       4.475    05/02/02   05/02/09
                                                              ------      ------     ------       -----    --------   --------
Unapproved Executive Share Option Scheme
J A King                                                      75,636          --     75,636       4.475    05/02/02   05/02/09
                                                                  --      38,614     38,614       5.050    05/02/03   05/02/10
R G Elliott                                                   56,890          --     56,890       4.475    05/02/02   05/02/09
                                                                  --      29,703     29,703       5.050    05/02/03   05/02/10
A D Armstrong                                                 34,786          --     34,786       4.475    05/02/02   05/02/09
                                                                  --      23,763     23,763       5.050    05/02/03   05/02/10
                                                              ------      ------     ------       -----    --------   --------

      The following table sets forth the share options and warrants held by R M Boissonneault, P S Herendeen and T G Lynch that were assumed by the company upon the purchase of Warner Chilcott. These share options are represented in terms of the company's ADSs (each ADS representing four ordinary shares).

                                                             Earliest
                                           On    Exercise    exercise     Expiry
                                  appointment       price        date       date
--------------------------------------------------------------------------------
R M Boissonneault                      15,625      $15.62    29.09.00   24.01.08
                                       18,750      $ 1.60    29.09.00   31.03.07
                                       25,000      $13.00    29.09.00   11.02.09
                                       37,500      $11.30    29.09.00   14.08.09
                                       75,000      $32.00    29.09.00   31.03.07
                                       62,500      $49.35         (a)   29.09.10
P S Herendeen                           6,250      $32.00    29.09.00   28.06.01
                                       18,750      $13.00    29.09.00   11.02.09
                                      125,000      $15.62    29.09.00   03.02.08
                                       62,500      $49.35         (a)   29.09.10
T G Lynch                               3,125      $15.63    29.09.00   30.09.01
                                        3,125      $12.60    29.09.00   30.09.01
                                        3,125      $32.00    29.09.00   30.09.01
                                        6,250      $32.00    29.09.00   28.06.01
                                      -------      ------    --------   --------

(a) options vest monthly over an 18 month period beginning 29 September 2000.

      Mr Boissonneault and Mr Herendeen have undertaken not to exercise or transfer any of the substitute options until the publication of Galen's interim financial results for the six months ended 31 March 2001, except with the prior written consent of an independent majority of the Galen Board, such consent not to be unreasonably withheld or delayed.

      No other directors have been granted share options in the shares of the company or other group companies.

      The market price of the company's shares on the London Stock Exchange at the end of the financial year was (pound)8.45 (1999: (pound)5.375) and the range of market prices during the year was between (pound)5.05 and (pound)8.45 (1999:
(pound)3.375 and (pound)5.775). The market price of the company's American Depositary Shares on Nasdaq(R) at the end of the financial year was $48.25.

      There were no contracts of significance with the company or any of its subsidiaries subsisting during, or at the end of the financial year, in which a director of the company was materially interested.

Directors' report

Substantial shareholdings

On 20 December 2000 the company received notification of the following interests of 3% or more in its ordinary shares:

                                                          Number of
                                                             shares            %
--------------------------------------------------------------------------------
A J McClay                                               38,139,118         24.0
J A King                                                 20,027,822         12.6
Elan International Services Limited                       7,119,200          4.5
R G Elliott                                               6,372,271          4.0
The Galen Employee Benefit Trust                          4,911,680          3.1
                                                         ----------         ----

      Details of the Galen Employee Benefit Trust are given in the Report of the Remuneration Committee.

Share capital

Details of the movements in the company's share capital during the year are given in Note 21 to the financial statements.

      On 29 September 2000 the company's American Depositary Shares were listed on Nasdaq and were available in the United States through an American Depositary Receipt ("ADR") program established pursuant to separate Depositary Agreements entered into by the company and The Bank of New York, as depositary. One ADS represents four ordinary shares. The total number of ADSs listed at the year end was 6,144,838.

Employees

The group's policy is to consult and discuss with employees those matters likely to affect employees' interests. Employee share schemes have been introduced as a means of further encouraging the involvement of employees in the group's performance.

      The group's employment policies comply with UK Fair Employment, Sex Discrimination and Equal Pay Legislation, and with the equivalent legislation in the US.

      Our policy is to recruit disabled workers for those vacancies that they are able to fill. All necessary assistance with initial training courses is given. Arrangements are made, whenever possible, for retraining employees who become disabled, to enable them to perform work identified as appropriate to their aptitudes and abilities.

Political and charitable contributions

The group made charitable donations amounting to (pound)1,663 (1999:
(pound)3,165) during the year. No donations for political purposes were made during the year.

Introduction of the euro

We are aware of the implications of the introduction of the euro for our information systems. It is not anticipated that significant expenditure will be incurred in relation to systems modifications.

Environment

We are committed to providing services and products which improve the quality of life for both our customers and the community, using working practices designed to protect the environment. Management and staff are responsible for ensuring that all products and services are procured, produced, packaged and delivered and waste materials disposed of, in an environmentally responsible manner.

Creditor payment policy

In general, the group agrees payment terms with each supplier at the start of business with that supplier and seeks to abide by those terms whenever it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions. Itdoes not have a standard or code which deals specifically with the payment of suppliers.

      The group's average creditor payment period at 30 September 2000 was 75 days (1999: 79 days).

Auditors

The auditors, PricewaterhouseCoopers, have indicated their willingness to continue in office, and a resolution concerning their re-appointment will be proposed at the Annual General Meeting.

Annual General Meeting

The annual general meeting of the company will be held on 20 February 2001 at
10.00 a.m. at Malone House, Barnett Demesne, Belfast. At this meeting, the company will seek to renew authority to allot relevant securities, disapply statutory pre-emption rights and make market purchases of its own shares. Full details of the business to be transacted at the meeting are set out in the Notice of Annual General Meeting.

By order of the Board

S Campbell
Secretary
Craigavon
20 December 2000

Report of the remuneration committee

The Remuneration Committee is comprised of the following directors:

D Gibbons (Chairman of the Committee)    Dr H A Ennis       Dr M G Carter

Role of the Committee

The primary function of the Committee is to determine remuneration and other terms of employment for the executive directors and senior employees, having regard to performance. The Committee has given full consideration to those principles and provisions of the Combined Code which relate to directors' remuneration.

      In setting remuneration policy the Committee considers a number of factors including:

(a) the basic salaries and benefits available to executive directors of comparable companies;
(b)   the need to attract and retain directors of an appropriate calibre;
(c) the need to ensure executive directors' commitment to the continued success of the group by means of incentive schemes.

Remuneration policy for executive directors

Remuneration policy for executive directors is to:

(a) have regard to the directors' experience and the nature and complexity of their work in order to pay a competitive salary that attracts and retains management of the highest quality;
(b)   link individual remuneration packages to the group's performance;
(c)   provide a competitive package of employment related benefits.

Salaries and benefits

The Remuneration Committee meets at least once a year in order to consider and set the annual salaries for executive directors, having regard to personal performance and independently compiled salary survey information.

Report of the remuneration committee

Long-term benefits

The Committee considers that share ownership by directors and employees strengthens the link between their personal interests and those of shareholders. This is achieved through the operation of the following share schemes:

(i) The Galen Approved Executive Share Option Scheme and the Galen Unapproved Executive Share Option Scheme Options under these schemes are granted on the recommendation of the Remuneration Committee. Options may be granted over unissued shares or shares held in a trust. Options granted will be subject to such objective performance conditions as the Committee sees fit and which must be fulfilled before the options can be exercised.
(ii) The Galen Savings Related Share Option Scheme This scheme is open to all UK employees who have been with the group for at least one year. The directors have discretion to include other employees. Options may be granted over unissued shares or shares held in a trust. All options must be linked to a contractual savings scheme with a savings institution nominated by the directors and approved by the Inland Revenue.
(iii) The Galen Inc Employee Stock Purchase Plan This Section 423 Plan is for the benefit of the employees of the US subsidiary, Galen Inc. Each eligible employee can elect that a specified portion of salary can be accumulated through payroll deductions and applied towards the purchase of ordinary shares.
(iv) The Galen 2000 US Option Scheme Under this scheme both incentive stock options and non-qualified stock options may be granted to eligible employees of the group's US subsidiaries at the discretion of the Remuneration Committee.

The Galen Employee Benefit Trust

The Employee Trust was established by deed dated 10 June 1997 between Dr McClay and Galen Trustees Limited, and on 27 June 1997 Dr McClay gifted the equivalent of 5,000,262 ordinary shares to the Trust. Dr McClay cannot be a beneficiary of the Trust. Its purpose is to facilitate and encourage the ownership of shares by or for the benefit of eligible employees including directors. The Trustees may consider any recommendations made to them by the Remuneration Committee on behalf of the Board.

Remuneration of non-executive directors

The remuneration of non-executive directors is determined by the Board.

Directors' detailed emoluments

Details of individual directors' remuneration are set out in Note 11 to the group financial statements.

Non-executive directorships

The Remuneration Committee believes that the company can benefit from executive directors accepting appointments as non-executives and, as a consequence, allows them to hold limited appointments as non-executive directors. Any fees related to such employment may be retained by the director concerned at the discretion of the Remuneration Committee.

Pensions

Dr King, Mr Elliott and Mr Armstrong are currently members of defined contribution schemes operated by the group. Mr Boissonneault and Mr Herendeen participate in the Warner Chilcott 401(k) Savings Plan.

Contracts of service

All of the executive directors have contracts of service which can be terminated by either party with a notice period of twelve months. The appointment terms of the non-executive directors are at the will of the parties, but are envisaged to last for three years, following which they are reviewed annually. The Committee will, where it considers it to be appropriate, apply the principle of mitigation to any compensation payable on the termination of service contracts.

On behalf of the Board


D Gibbons
Chairman, Remuneration Committee
20 December 2000

Statement on corporate governance

The Board of Directors believes that the business of the group should be conducted according to the highest legal and ethical standards, and is committed to a system of sound corporate governance. The Board has considered the Principles of Good Governance and Code of Best Practice set out in the Combined Code issued by the London Stock Exchange in June 1998 and has sought to apply the principles of the Combined Code and comply with the provisions of the Code of Best Practice where this has been practical for a group of Galen's size and status.

      The following paragraphs, together with the Report of the Remuneration Committee on pages 19 to 20, demonstrate how the principles of the Combined Code have been applied. The Board considers that all of the provisions of the Code of Best Practice have been complied with during the year.

      The Board has established procedures necessary to implement the requirements of the Combined Code relating to internal control as reflected in the September 1999 guidance "Internal Control: Guidance for Directors on the Combined Code" (the Turnbull guidance). In respect of the application of principle D.2 of the Combined Code, the Board has adopted the transitional approach to disclosure set out in the letter from the London Stock Exchange dated 27 September 1999 and therefore the comments below relate to internal financial control procedures only.

The Board

The Board currently comprises five executive directors and five non-executive directors. The Board meets regularly to review group strategy and trading performance, assess the adequacy of funding and formulate policy on key issues. It has a schedule of matters reserved to it for decision. The Board is supplied with timely and relevant information to enable it to properly discharge its duties.

Board committees

An Audit Committee and a Remuneration Committee have operated throughout the year. The Audit Committee at present consists of Dr Ennis, Mr Gibbons and Dr Carter, three of the non-executive directors. The Audit Committee, which is chaired by Dr Ennis, meets not less than three times a year and assists the Board in ensuring that the group's published financial statements give a true and fair view and in securing reliable internal financial information for decision making. It also reviews the suitability and effectiveness of the group's internal controls. The Committee reviews the findings of the external auditors and reviews key accounting policies and judgements. The Remuneration Committee also consists of three non-executive directors and is chaired by Mr Gibbons. The Committee meets at least once a year. The report of the Remuneration Committee is set out on pages 19 to 20.

      The Board has decided that it, as a whole, will function as a Nomination Committee under the chairmanship of Dr Ennis.

Internal financial controls

The Board is responsible for the group's system of internal financial controls. It should be recognised that such a system can provide only reasonable and not absolute assurance against material misstatement or loss. The key features of the systems which have been established are set out below.

Control environment

The group's control environment is the responsibility of its directors and managers at all levels. The group's organisational structure has clear lines of responsibility, and operating and financial responsibility for subsidiary companies is delegated to subsidiary boards.

Information systems and financial reporting

The group operates a comprehensive budgeting and financial reporting system which, as a matter of routine, compares actual out-turn to budget. Management accounts are compiled on a monthly basis, and variances from plan are investigated and revisions to forecasts made. Cash flow budgets and forecasts are prepared on a regular basis to ensure that the group has adequate funds and resources for the foreseeable future. The Audit Committee reviews all financial statements to be published externally to ensure they provide a meaningful appraisal of the group's performance and financial position.

Statement on corporate governance

Main control procedures

Divisional management establishes control procedures in response to any key risks identified and reports whether its key controls have functioned effectively. Standard financial control procedures operate throughout the group to ensure the integrity of its financial statements, and the Board has established clearly defined procedures for the authorisation of capital expenditure.

Monitoring system used by the Board

The Board reviews and approves budgets and monitors the group's performance against those budgets monthly. Variances from the expected outcome are investigated and where lapses in internal control are detected, these are rectified. The group's cash flow is also monitored monthly compared to forecast. The Board has embarked on an ongoing process of considering the major business risks and the control environment for each operating unit, and reviewing the effectiveness of the system of internal financial control. The external auditors also report to the Board on any deficiencies in internal control they detect during their audit work and appropriate corrective action is taken. The Board has approved the establishment of a group internal audit function subsequent to the financial year end.

Shareholder relations

Regular contact is maintained with major institutional shareholders. All shareholders are welcome to attend the AGM and the Board encourages the participation of private investors.

Statement on going concern

After making appropriate enquiries, the directors have a reasonable expectation that the group and the company have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the group's financial statements.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs and of the profit or loss of the group and the company for that period. In preparing those financial statements, the directors are required to:

o     select suitable accounting policies and then apply them consistently;
o     make judgements and estimates that are reasonable and prudent;
o state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
o prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the group and the company will continue in business.

      The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the group and the company and to enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the group and the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

On behalf of the Board


S Campbell
Secretary
Craigavon
20 December 2000

Auditors' report to members of Galen Holdings PLC

We have audited the financial statements on pages 25 to 61, including the additional disclosures on pages 19 and 20 relating to the remuneration of the directors specified by the Financial Services Authority for review by auditors of listed companies.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the annual report. As described on page 23, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and our profession's ethical guidance.

      We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Northern Ireland) Order 1986. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

      We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

      We review whether the statement on pages 21 and 22 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or the group's corporate governance procedures or its internal controls.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the financial accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

      We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group at 30 September 2000 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986.


PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Belfast
20 December 2000

Consolidated profit and loss account


                                                                                      2000           1999          1998
for the year ended 30 September 2000                                Notes      (pound)'000    (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------
Turnover                                                               2            86,020         67,010        48,867
Cost of sales                                                                       44,222         32,558        23,334
                                                                                  --------       --------      --------
Gross profit                                                                        41,798         34,452        25,533
                                                                                  --------       --------      --------

Net operating expenses
Before exceptional items and goodwill amortisation                                  17,744         15,091        11,466
Exceptional items                                                      3             3,311             --         2,731
Goodwill amortisation                                                                1,999            671            --
                                                                                  --------       --------      --------
Total net operating expenses                                           3            23,054         15,762        14,197
                                                                                  --------       --------      --------

Operating profit
Before exceptional items and goodwill amortisation                                  24,054         19,361        14,067
Exceptional items                                                                   (3,311)            --        (2,731)
Goodwill amortisation                                                               (1,999)          (671)           --
                                                                                  --------       --------      --------

Total operating profit                                                              18,744         18,690        11,336
Investment income                                                      4             2,089            925         1,507
                                                                                  --------       --------      --------

Profit on ordinary activities before interest                                       20,833         19,615        12,843
Interest payable and similar charges                                   5             1,760          1,210           939
                                                                                  --------       --------      --------

Profit on ordinary activities before taxation                          6            19,073         18,405        11,904
Tax on profit on ordinary activities                                   7             4,699          4,396         3,580
                                                                                  --------       --------      --------

Profit on ordinary activities after taxation                                        14,374         14,009         8,324
Minority interests                                                    23                89             19            12
                                                                                  --------       --------      --------

Profit for the financial year                                          8            14,285         13,990         8,312
Dividends                                                              9             3,036          1,915         1,535
                                                                                  --------       --------      --------

Retained profit for the financial year                                22            11,249         12,075         6,777
                                                                                  --------       --------      --------

Earnings per share                                                    10            11.76p         12.03p         7.15p
Adjusted earnings per share                                           10            15.47p         12.60p         9.50p
IIMR earnings per share                                               10            13.41p         12.60p         7.15p
Diluted earnings per share                                            10            11.72p         12.02p         7.15p
                                                                                  --------       --------      --------

      All amounts above relate to continuing operations of the group.

      There is no difference between the profit on ordinary activities before taxation and the profit for the year stated above and their historical cost equivalents.

Reconciliation of movements in shareholders' funds


                                                                                           2000              1999              1998
for the year ended 30 September 2000                                                (pound)'000       (pound)'000       (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Opening shareholders' funds                                                              68,122            56,215            49,534
Share issues including premium (net of costs)                                           330,222                --              (113)
Profit for the financial year                                                            14,285            13,990             8,312
Dividends                                                                                (3,036)           (1,915)           (1,535)
Translation differences on foreign currency net investments                                 953              (168)               17
                                                                                       --------          --------          --------
Closing shareholders' funds                                                             410,546            68,122            56,215
                                                                                       --------          --------          --------


Consolidated statement of total recognised gains and losses


                                                                                              2000             1999             1998
                                                                                       (pound)'000      (pound)'000      (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Profit for the financial year                                                              14,285            13,990            8,312
Translation differences on foreign currency net investments                                   953              (168)              17
                                                                                         --------          --------         --------
Total recognised gains and losses relating to the year                                     15,238            13,822            8,329
                                                                                         --------          --------         --------

Cumulative foreign currency translation differences

                                                           (pound)'000
-------------------------------------------------------------------------
At 1 October 1996                                                   --
Difference arising in the year                                      (3)
                                                                 -----
At 1 October 1997                                                   (3)
Difference arising in the year                                      17
                                                                 -----
At 1 October 1998                                                   14
Difference arising in the year                                    (168)
                                                                 -----
At 1 October 1999                                                 (154)
Difference arising in the year                                     953
                                                                 -----
At 30 September 2000                                               799
                                                                 -----

Consolidated balance sheet


                                                                                                              2000              1999
at 30 September 2000                                                                       Notes       (pound)'000       (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets                                                                             12           456,102            35,337
Tangible assets                                                                               13            79,388            65,173
                                                                                                           -------           -------
                                                                                                           535,490           100,510
                                                                                                           -------           -------

Current assets
Stocks                                                                                        15            14,207             8,829
Debtors                                                                                       16            34,747            15,826
Cash at bank and in hand                                                                                    77,660             6,351
                                                                                                           -------           -------
                                                                                                           126,614            31,006
Creditors: amounts falling due within one year                                                17            82,345            27,112
                                                                                                           -------           -------
Net current assets                                                                                          44,269             3,894
                                                                                                           -------           -------
Total assets less current liabilities                                                                      579,759           104,404
Creditors: amounts falling due after more than one year                                       18           159,200            29,981
Provisions for liabilities and charges                                                        19             3,223                --
Deferred income                                                                               20             6,670             6,270
                                                                                                           -------           -------
Net assets                                                                                                 410,666            68,153
                                                                                                           -------           -------
Capital and reserves
Called up share capital                                                                       21            15,897            12,127
Share premium account                                                                         22            55,031            19,264
Merger reserve                                                                                22           290,685                --
Profit and loss account                                                                       22            48,933            36,731
                                                                                                           -------           -------
Equity shareholders' funds                                                                                 410,546            68,122
Minority interests--equity                                                                    23               120                31
                                                                                                           -------           -------
                                                                                                           410,666            68,153
                                                                                                           -------           -------

The financial statements on pages 25 to 61 were approved by the board on 20 December 2000 and were signed on its behalf by:


R G Elliott
J A King
Directors

Company balance sheet

                                                                                                            2000                1999
at 30 September 2000                                                                   Notes         (pound)'000         (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Investments                                                                               14             308,996                 412
                                                                                                         -------             -------
Current assets
Debtors                                                                                   16              72,177              40,032
Creditors: amounts falling due within one year                                            17              14,203               4,619
                                                                                                         -------             -------
Net current assets                                                                                        57,974              35,413
                                                                                                         -------             -------
Net assets                                                                                               366,970              35,825
                                                                                                         -------             -------
Capital and reserves
Called up share capital                                                                   21              15,897              12,127
Share premium account                                                                     22              55,031              19,264
Merger reserve                                                                            22             290,685                  --
Profit and loss account                                                                   22               5,357               4,434
                                                                                                         -------             -------
Equity shareholders' funds                                                                               366,970              35,825
                                                                                                         -------             -------

The financial statements on pages 25 to 61 were approved by the board on 20 December 2000 and were signed on its behalf by:


R G Elliott
J A King
Directors

Consolidated cash flow statement


                                                                                               2000            1999            1998
for the year ended 30 September 2000                                             Notes  (pound)'000     (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities before exceptional item                   25       16,659          16,654          14,258
Exceptional abortive acquisition costs                                                           --          (2,692)             --
                                                                                            -------         -------         -------
Net cash inflow from operating activities                                                    16,659          13,962          14,258
                                                                                            -------         -------         -------
Returns on investments and servicing of finance
Interest paid                                                                                (1,458)         (1,057)           (838)
Interest paid on hire purchase agreements                                                       (43)            (26)             (6)
Interest received                                                                             1,642             724           1,323
                                                                                            -------         -------         -------
                                                                                                141            (359)            479
                                                                                            -------         -------         -------
Taxation
United Kingdom corporation tax paid                                                          (3,242)         (3,584)         (2,822)
                                                                                            -------         -------         -------
Capital expenditure
Purchase of tangible fixed assets                                                           (15,454)        (10,604)        (18,977)
Sale of tangible fixed assets                                                                    33              15              19
Purchase of intangible fixed assets                                                          (1,984)           (100)             --
Government grants received                                                                    1,695             566           1,682
                                                                                            -------         -------         -------
                                                                                            (15,710)        (10,123)        (17,276)
                                                                                            -------         -------         -------
Acquisitions
Purchase of subsidiary undertakings (including costs of acquisition and
  deferred consideration payments)                                                          (15,063)        (23,709)             --
Net funds/(borrowings) acquired with subsidiary undertakings                                    474              (6)             --
                                                                                            -------         -------         -------
                                                                                            (14,589)        (23,715)             --
                                                                                            -------         -------         -------
Equity dividends paid                                                                        (2,278)         (1,648)           (979)
                                                                                            -------         -------         -------
Net cash flow before management of liquid resources and financing                           (19,019)        (25,467)         (6,340)
                                                                                            -------         -------         -------

Management of liquid resources
(Increase)/decrease in short term deposits                                                  (24,500)         11,500           3,000
                                                                                            -------         -------         -------
Financing
Issue of ordinary share capital (net of expenses)                                            36,367              --            (113)
Loans obtained net of repayments                                                             13,476          14,627             469
Principal repayment under hire purchase agreements                                             (329)           (207)            (55)
                                                                                            -------         -------         -------
                                                                                             49,514          14,420             301
                                                                                            -------         -------         -------
Increase/(decrease) in cash in the year                                               24      5,995             453          (3,039)
                                                                                            -------         -------         -------

Notes to the financial statements for the year ended 30 September 2000

1 Accounting policies

These financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. The significant accounting policies adopted are set out below. The directors consider that these accounting policies are suitable, have been consistently applied and are supported by reasonable and prudent judgements and estimates.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the company and each of its subsidiaries for the year ended 30 September 2000. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes. Intra-group transactions are eliminated fully on consolidation.

Goodwill

Goodwill arising on consolidation, representing the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired, is accounted for as an asset and amortised over its useful economic life. This has been assessed as 5 to 20 years in relation to goodwill arising on the individual acquisitions.

Turnover

Turnover represents the invoiced value of goods and services supplied by the group exclusive of VAT, and is net of sales returns, trade discounts and rebates. Revenue is recognised upon shipment of products, which is when title to the product is transferred to the customer, or upon completion of services to the customer.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost is determined on a first in, first out basis and includes transport and handling costs. In the case of manufactured products, cost includes all direct expenditure and overheads, based on the normal level of activity. Where necessary, provision is made for obsolete, slow moving and defective stocks.

Research and development

Expenditure on research and development is written off in the year in which it is incurred.

Intangible assets

Product licences and rights acquired are capitalised and amortised over their estimated useful economic lives, not exceeding 20 years.

Deferred taxation

Tax deferred or accelerated is accounted for in respect of all material timing differences to the extent that it is probable that a liability or asset will crystallise.

Pension costs

Retirement benefits are provided for employees by a defined contribution pension scheme whereby the assets of the scheme are held separately from those of the group in an independently administered fund. Contributions are charged against profits as they become due.

Revenue grants

Revenue grants relating to research and development expenditure are credited to profit and loss account as a reduction of net operating expenses in the period of receipt. Employment grants are credited in the period in which the related expenditure is incurred.

Capital grants

Capital grants are treated as deferred income and then credited to revenue over the expected useful lives of the related assets.

Tangible fixed assets

The cost of tangible fixed assets is their purchase cost together with any incidental expenses of acquisition. No depreciation is charged on land. For all other tangible assets, depreciation is calculated on a straight line basis to write off the cost over their useful lives. The rates used are:

Buildings                                 2%
Plant and machinery                      10%
Motor vehicles                           25%
Fixtures and fittings                10%-20%

Hire purchase and finance leases

Assets acquired under hire purchase contracts and finance lease agreements are recorded in the balance sheet as tangible fixed assets and depreciated over the shorter of their estimated useful lives and hire term. Future instalments under such contracts, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element, which reduces the outstanding obligations for future instalments.

Operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term.

Financial instruments

The group did not have derivative financial instruments at any time during the financial year; the disclosure is limited therefore to primary financial instruments.

Foreign currencies

Assets, liabilities, revenues and costs denominated in foreign currencies are recorded at the rate of exchange ruling at the date of the transactions and monetary assets and liabilities at the balance sheet date are translated at the year end rate of exchange. All exchange differences thus arising are reported as part of the results for the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies are taken to reserves.

2 Segmental analysis

Geographical analysis of the group's turnover:

                                                2000          1999          1998
Sales by destination                     (pound)'000   (pound)'000   (pound)'000
--------------------------------------------------------------------------------
United Kingdom                                41,863        37,186        31,941
North America                                 30,630        19,359         8,870
Rest of the World                             13,527        10,465         8,056
                                           ---------     ---------     ---------
                                              86,020        67,010        48,867
                                           ---------     ---------     ---------

                                                2000          1999          1998
Sales by origin                          (pound)'000   (pound)'000   (pound)'000
--------------------------------------------------------------------------------
United Kingdom                                63,907        54,577        42,880
North America                                 21,130        11,548         5,164
Rest of the World                                983           885           823
                                           ---------     ---------     ---------
                                              86,020        67,010        48,867
                                           ---------     ---------     ---------

Notes to the financial statements for the year ended 30 September 2000

Geographical analysis of profit before taxation, by territory of origin:

                                               2000          1999          1998
                                        (pound)'000   (pound)'000   (pound)'000
-------------------------------------------------------------------------------
United Kingdom                               16,291        17,461        12,113
North America                                 4,541         2,154           730
Rest of the World                                 1            --            --
                                           --------      --------      --------
Profit before interest                       20,833        19,615        12,843
Interest payable                             (1,760)       (1,210)         (939)
                                           --------      --------      --------
Profit before taxation                       19,073        18,405        11,904
                                           --------      --------      --------

Geographical analysis of net assets:
                                               2000          1999          1998
                                        (pound)'000   (pound)'000   (pound)'000
-------------------------------------------------------------------------------
United Kingdom                              340,191        67,280        56,557
North America                                70,474           871          (332)
Rest of the World                                 1             2             2
                                           --------      --------      --------
Net operating assets                        410,666        68,153        56,227
                                           --------      --------      --------

Geographical analysis of total assets:
                                               2000          1999          1998
                                        (pound)'000   (pound)'000   (pound)'000
-------------------------------------------------------------------------------
United Kingdom                              380,231        98,091        77,487
North America                               281,232        32,347        12,960
Rest of the World                               641         1,078           534
                                           --------      --------      --------
Total assets                                662,104       131,516        90,981
                                           --------      --------      --------

      For internal financial reporting purposes, operating results are now analysed into two businesses, pharmaceutical products and pharmaceutical services. Previously reported information has been reclassified into these two segments following a change in reporting procedures. Pharmaceutical products comprise prescription and sterile products--the Galen and Sterile Solutions divisions respectively. Pharmaceutical services comprise the clinical trial services and chemical synthesis services divisions. Details of the businesses are summarised as follows:

Ethical Pharmaceutical Products

The Galen pharmaceutical division manufactures and markets prescription medicines to healthcare professionals in several key therapy areas. Research and development is focused on the development of proprietary drug delivery applications and technologies for international exploitation. The Sterile Solutions division manufactures and supplies intravenous and other sterile solutions, primarily for human use.

Ethical Pharmaceutical Services

Clinical Trial Services designs, manufactures and compiles patient packs for use in clinical trials, which are then distributed worldwide from its facilities in Craigavon, Pennsylvania and North Carolina. Interactive Clinical Technologies Inc. (ICTI) provides interactive voice response systems for clinical trial management from its bases in Lambertville (New Jersey), San Francisco and Maidenhead (United Kingdom).

      The chemical synthesis services division includes SynGal, which operates a chemical synthesis service to pilot plant scale for the pharmaceutical and related chemicals industry, and QuChem Limited which offers a complementary service by providing laboratory scale research.

Analysis of the group's turnover by class of business:

                                                                                2000                    1999                   1998
                                                                         (pound)'000             (pound)'000            (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Pharmaceutical products                                                       44,397                  38,616                 32,456
Pharmaceutical services                                                       41,623                  28,394                 16,411
                                                                         -----------             -----------            -----------
                                                                              86,020                  67,010                 48,867
                                                                         -----------             -----------            -----------

Analysis of the group's profit before taxation by class of business:

                                                                      Pharmaceutical          Pharmaceutical
                                                                            Products                Services                  Total
Year to 30 September 2000                                                (pound)'000             (pound)'000            (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------

Turnover                                                                      44,397                  41,623                 86,020
Cost of sales                                                                (23,592)                (20,630)               (44,222)
                                                                         -----------             -----------            -----------
Gross profit                                                                  20,805                  20,993                 41,798
Net operating expenses                                                       (14,638)                 (8,416)               (23,054)
                                                                         -----------             -----------            -----------
Operating profit                                                               6,167                  12,577                 18,744
Investment income                                                                                                             2,089
                                                                                                                        -----------
Profit before interest                                                                                                       20,833
Interest payable                                                                                                             (1,760)
                                                                                                                        -----------
Profit before taxation                                                                                                       19,073
                                                                                                                        -----------

                                                                      Pharmaceutical          Pharmaceutical
                                                                            Products                Services                  Total
Year to 30 September 1999                                                (pound)'000             (pound)'000            (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Turnover                                                                      38,616                  28,394                 67,010
Cost of sales                                                                (18,744)                (13,814)               (32,558)
                                                                         -----------             -----------            -----------
Gross profit                                                                  19,872                  14,580                 34,452
Net operating expenses                                                        (9,509)                 (6,253)               (15,762)
                                                                         -----------             -----------            -----------
Operating profit                                                              10,363                   8,327                 18,690
Investment income                                                                                                               925
                                                                                                                        -----------
Profit before interest                                                                                                       19,615
Interest payable                                                                                                             (1,210)
                                                                                                                        -----------
Profit before taxation                                                                                                       18,405
                                                                                                                        -----------

                                                                      Pharmaceutical          Pharmaceutical
                                                                            Products                Services                  Total
Year to 30 September 1998                                                (pound)'000             (pound)'000            (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Turnover                                                                      32,456                  16,411                 48,867
Cost of sales                                                                (15,216)                 (8,118)               (23,334)
                                                                         -----------             -----------            -----------
Gross profit                                                                  17,240                   8,293                 25,533
Net operating expenses                                                       (11,002)                 (3,195)               (14,197)
                                                                         -----------             -----------            -----------
Operating profit                                                               6,238                   5,098                 11,336
Investment income                                                                                                             1,507
                                                                                                                        -----------
Profit before interest                                                                                                       12,843
Interest payable                                                                                                               (939)
                                                                                                                        -----------
Profit before taxation                                                                                                       11,904
                                                                                                                        -----------

Notes to the financial statements for the year ended 30 September 2000

Analysis of the group's net assets by class of business:


                                                                                2000                    1999                   1998
                                                                         (pound)'000             (pound)'000            (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Pharmaceutical products                                                      379,186                  55,502                 51,174
Pharmaceutical services                                                       31,480                  12,651                  5,053
                                                                            --------                 -------                -------
                                                                             410,666                  68,153                 56,227
                                                                            --------                 -------                -------

Analysis of the group's total assets by class of business:

                                                                                2000                    1999                   1998
                                                                         (pound)'000             (pound)'000            (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Pharmaceutical products                                                      577,488                  65,911                 52,753
Pharmaceutical services                                                       84,616                  65,605                 38,228
                                                                            --------                 -------                -------
                                                                             662,104                 131,516                 90,981
                                                                            --------                 -------                -------

Reliance on major customers (10% or more of revenue)

In the year ended 30 September 2000 no single customer exceeded 10% of consolidated revenue. One customer exceeded 10% of consolidated revenue in the year ended 30 September 1999 (11.3%). No single customer exceeded 10% of consolidated revenue in year ended 30 September 1998. Amounts outstanding from the major customer at 30 September 1999 totalled (pound)2,915,000.

Reliance on major products

Sales of a single pharmaceutical product, Kapake, in the year ended 30 September 2000 represented 11.7% of consolidated turnover (1999: 12.3%, 1998: 16.3%).

3 Net operating expenses

                                                                                                 2000           1999           1998
                                                                                          (pound)'000    (pound)'000    (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Distribution costs                                                                              8,009          6,766          5,254
                                                                                             --------       --------        -------
Administrative expenses before exceptional items and goodwill amortisation                     10,827          9,616          7,544
Exceptional administrative expenses:
  Group integration costs                                                                       3,311             --             --
  Abortive acquisition costs                                                                       --             --          2,731
Goodwill amortisation                                                                           1,999            671             --
                                                                                             --------       --------        -------
Total administrative expenses                                                                  16,137         10,287         10,275
                                                                                             --------       --------        -------
Other operating income                                                                         (1,092)        (1,291)        (1,332)
                                                                                             --------       --------        -------
Net operating expenses                                                                         23,054         15,762         14,197
                                                                                             --------       --------        -------

      Group integration costs relate to employment and other contract termination costs related to the acquisitions in the year. The exceptional item in 1998 related to the abortive costs of a proposed acquisition.

4 Investment income

                                                                                                 2000           1999           1998
                                                                                          (pound)'000    (pound)'000    (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Interest on bank deposits                                                                       2,089            925          1,507
                                                                                             --------       --------        -------

5 Interest payable and similar charges


                                                                                                 2000           1999            1998
                                                                                          (pound)'000    (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
On bank loans and overdrafts                                                                    1,717          1,184             933
On hire purchase agreements                                                                        43             26               6
                                                                                              -------        -------         -------
                                                                                                1,760          1,210             939
                                                                                              -------        -------         -------

6 Profit on ordinary activities before taxation


                                                                                                 2000           1999            1998
                                                                                          (pound)'000    (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation is stated after charging:
Amortisation of goodwill                                                                        1,999            671              --
Depreciation
  Tangible fixed assets--owned assets                                                           4,214          2,940           1,952
                       --under hire purchase contracts                                            138             86              45
  Intangible fixed assets                                                                          69             36              33
Research and development expenditure                                                            8,029          3,978           3,059
Auditors' remuneration
  Audit services                                                                                   98             37              27
  Non audit services                                                                               54             58             214
Profit on disposal of fixed assets                                                                  9             --              --
Hire of plant and machinery--operating leases                                                     422            359             270
Other operating lease rentals                                                                     181            237              69
                                                                                              -------        -------         -------
And after crediting:
Amortisation of government capital grants                                                       1,295            987             616
Revenue grants                                                                                  1,092          1,291           1,331
                                                                                              -------        -------         -------

      Auditors' remuneration for non-audit services in 2000 relates to taxation services and grants audits. The 1999 amount included (pound)12,000 in relation to consultancy, and the 1998 amount included (pound)203,000 for due diligence services relating to an aborted acquisition. The auditors also received remuneration during 2000 for acquisition related services totalling (pound)499,000 (1999: (pound)18,000), which is not charged to profit and loss account.

7 Tax on profit on ordinary activities


                                                                                                 2000           1999           1998
                                                                                          (pound)'000    (pound)'000    (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Taxation on the profit for the year
UK Corporation Tax at 30% (1999: 30.5%, 1998: 31%)
  Current                                                                                       3,912          4,396          3,584
  Deferred                                                                                         20             --             --
Overseas tax
  Current                                                                                         715             --             --
  Deferred                                                                                        235             --             --
Adjustment to previous years
  Current                                                                                      (3,151)            --             (4)
  Deferred                                                                                      2,968             --             --
                                                                                              -------        -------        -------
                                                                                                4,699          4,396          3,580
                                                                                              -------        -------        -------

  The adjustment to previous years' tax liabilities relates to claims for additional tax reliefs, agreed in 2000 and relating to earlier years.

Notes to the financial statements for the year ended 30 September 2000

Tax reconciliation to the UK statutory tax rate

The table below reconciles the UK statutory rate tax charge to the group's tax on profit on ordinary activities:

                                                                                                   2000          1999          1998
                                                                                            (pound)'000   (pound)'000   (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                                                    19,073        18,405        11,904
                                                                                               --------      --------      --------
Tax charge at the UK statutory rate of 30% for 2000 (30.5% for 1999, 31% for 1998)                5,721         5,613         3,690
Timing differences not recognised on the excess of tax allowances over depreciation                (598)       (1,496)       (1,402)
Non taxable grant transfers                                                                        (389)         (301)         (129)
Amortisation of goodwill and intangible fixed assets not allowable                                  326           183            10
Expenditure not allowable                                                                            --            --           846
Other                                                                                              (361)          397           565
                                                                                               --------      --------      --------
Tax on profit on ordinary activities                                                              4,699         4,396         3,580
                                                                                               --------      --------      --------

8 Profit for the financial year

As permitted by the Companies (Northern Ireland) Order 1986 the parent company's profit and loss account has not been included in these financial statements. The parent company's profit for the financial year was (pound)4,061,000 (1999:
(pound)2,130,000).

9 Dividends

                                                                                                   2000          1999          1998
                                                                                            (pound)'000   (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Interim paid of 0.69p per share (1999: 0.55p, 1998: 0.44p)                                          878           667           534
Final proposed of 1.38p per share (1999: 1.10p, 1998: 0.88p)                                      2,194         1,334         1,067
Adjustment to previous period                                                                        66            --            --
                                                                                               --------      --------      --------
Total ordinary dividends on equity shares                                                         3,138         2,001         1,601
Less amount relating to shares held by Galen Employee Benefit Trust                                 102            86            66
                                                                                               --------      --------      --------
                                                                                                  3,036         1,915         1,535
                                                                                               --------      --------      --------

10 Earnings per share

Earnings per ordinary share is based on profit for the financial year of(pound)14,285,000 (1999:(pound)13,990,000, 1998:(pound)8,312,000) and on
121,444,370 ordinary shares (1999: 116,329,438, 1998: 116,266,390), the weighted average number of ordinary shares in issue during the year excluding those held in the employee share trust which are treated as cancelled.

      FRS 14 "Earnings per share" recognises that there may be instances where a company would wish to disclose additional EPS calculated on other levels of earnings. Two common instances where such additional figures are shown are where earnings have been materially affected by exceptional items or by items of a capital nature (including goodwill amortisation). The FRS permits inclusion of such additional EPS but requires that the calculation uses the weighted average number of ordinary shares as determined for the basic calculation.
The FRS also requires that the additional EPS is reconciled to the basic EPS required by the Standard and that the reasons for calculating the additional EPS are explained.

Adjusted earnings per share figures reflecting the results before the impact of exceptional items and goodwill have been calculated in addition to the earnings per share required by FRS 14, since in the opinion of the directors this will allow the shareholders to gain a clearer understanding of underlying trading performance of the group.


                                                                                             2000           1999          1998
                                                                                            Pence          Pence         Pence
                                                                                        per share      per share     per share
------------------------------------------------------------------------------------------------------------------------------
Earnings per ordinary share                                                                 11.76          12.03          7.15
Adjustment in relation to exceptional items                                                  2.06             --          2.35
Goodwill amortisation                                                                        1.65           0.57            --
                                                                                    -------------   ------------   -----------
Adjusted earnings per share                                                                 15.47          12.60          9.50
                                                                                    -------------   ------------   -----------

Headline earnings per share, a measure recommended by the Institute of Investment Management and Research (the "IIMR"), adjusts standard earnings per share to eliminate items of a capital nature.


                                                                                             2000           1999          1998
                                                                                            Pence          Pence         Pence
                                                                                        per share      per share     per share
------------------------------------------------------------------------------------------------------------------------------
Earnings per ordinary share                                                                 11.76          12.03          7.15
Goodwill amortisation                                                                        1.65           0.57            --
                                                                                    -------------   ------------   -----------
IIMR earnings per share                                                                     13.41          12.60          7.15
                                                                                    -------------   ------------   -----------

Diluted earnings per share is calculated on the profit for the financial year and on an adjusted number of shares reflecting the number of dilutive shares under option.

                                                                                         Earnings         Number           EPS
2000                                                                                  (pound)'000      of shares         pence
------------------------------------------------------------------------------------------------------------------------------
Basic EPS                                                                                  14,285    121,444,370         11.76
Effect of dilutive securities--options                                                                   481,481
                                                                                    -------------   ------------   -----------
Diluted EPS                                                                                14,285    121,925,851         11.72
                                                                                    -------------   ------------   -----------

                                                                                         Earnings         Number           EPS
1999                                                                                  (pound)'000      of shares         pence
------------------------------------------------------------------------------------------------------------------------------
Basic EPS                                                                                  13,990    116,329,438         12.03
Effect of dilutive securities--options                                                                    60,171
                                                                                    -------------   ------------   -----------
Diluted EPS                                                                                13,990    116,389,609         12.02
                                                                                    -------------   ------------   -----------

                                                                                         Earnings         Number           EPS
1998                                                                                  (pound)'000      of shares         pence
------------------------------------------------------------------------------------------------------------------------------
Basic EPS                                                                                   8,312    116,266,390          7.15
Effect of dilutive securities--options                                                                        --
                                                                                    -------------   ------------   -----------
Diluted EPS                                                                                 8,312    116,266,390          7.15
------------------------------------------------------------------------------------------------------------------------------

Notes to the financial statements for the year ended 30 September 2000

11 Employee information and directors' emoluments

                                                                                             2000           1999          1998
Staff costs                                                                           (pound)'000    (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Wages and salaries                                                                         22,011         16,550        11,285
Social security costs                                                                       1,970          1,483         1,222
Other pension costs                                                                           619            373           191
                                                                                           ------         ------        ------
                                                                                           24,600         18,406        12,698
                                                                                           ------         ------        ------


The average monthly number of persons employed by the group
(including executive directors) during the year was                                        Number         Number        Number
------------------------------------------------------------------------------------------------------------------------------------
Administration staff                                                                          151            133           112
Other staff                                                                                 1,049            896           676
                                                                                           ------         ------        ------
                                                                                            1,200          1,029           788
                                                                                           ------         ------        ------

                                                                                             2000           1999          1998

Directors' emoluments (total salary and benefits)                                     (pound)'000    (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Aggregate emoluments                                                                          559            655           502
Company pension contributions to defined contribution (money purchase) schemes                140             59            57
                                                                                           ------         ------        ------

  Retirement benefits are accruing to three directors (1999: three, 1998: three) under the group's defined contribution schemes.

                                                                                             2000           1999          1998
Highest paid director                                                                 (pound)'000    (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Aggregate emoluments                                                                          180            226           167
Company pension contributions to defined contribution schemes                                  50             25            25
                                                                                           ------         ------        ------

  Details of individual directors' emoluments for the year ended 30 September 2000 are as follows:

                                                          A J McClay      J A King    R G Elliott  A D Armstrong         Total
Executive directors                                      (pound)'000   (pound)'000    (pound)'000    (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Salary                                                            25           150             92            119           386
Bonus                                                             --            30             30             21            81
Benefits                                                           6            --              5              6            17
Pension contributions                                             --            50             80             10           140
                                                                ----          ----           ----           ----          ----
2000 total                                                        31           230            207            156           624
                                                                ----          ----           ----           ----          ----
1999 (including pension contributions)                            58           251            206            139           654
                                                                ----          ----           ----           ----          ----
1999 pension contributions                                        --            25             25              9            59
                                                                ----          ----           ----           ----          ----

                                                                                             Fees           Fees          Fees
                                                                                             2000           1999          1998
Non-executive directors                                                               (pound)'000    (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
H A Ennis                                                                                      25             20            20
D Gibbons                                                                                      25             20            20
M G Carter                                                                                     25             20             8
                                                                                             ----           ----          ----
                                                                                               75             60            48
                                                                                             ----           ----          ----

  The report of the Remuneration Committee is set out on pages 19 and 20.

12 Intangible fixed assets
                                                        Product
                                                       licences
                                      Goodwill       and rights            Total
                                   (pound)'000      (pound)'000      (pound)'000
--------------------------------------------------------------------------------
Cost
At 1 October 1998                           --              490              490
Additions                               35,543              100           35,643
                                       -------          -------          -------
At 1 October 1999                       35,543              590           36,133
Currency adjustment                      2,270               --            2,270
Acquisitions (Note 26)                 281,995          136,625          418,620
Additions                                   75            1,909            1,984
                                       -------          -------          -------
At 30 September 2000                   319,883          139,124          459,007
                                       -------          -------          -------
Depreciation
At 1 October 1998                           --               89               89
Charge for the year                        671               36              707
                                       -------          -------          -------
At 1 October 1999                          671              125              796
Currency adjustment                         41               --               41
Charge for the year                      1,999               69            2,068
                                       -------          -------          -------
At 30 September 2000                     2,711              194            2,905
                                       -------          -------          -------
Net book value
At 30 September 2000                   317,172          138,930          456,102
                                       -------          -------          -------
At 30 September 1999                    34,872              465           35,337
                                       -------          -------          -------
At 30 September 1998                        --              401              401
                                       -------          -------          -------

Notes to the financial statements for the year ended 30 September 2000

13 Tangible fixed assets

                             Land and      Plant and       Fixtures           Motor
                            buildings      machinery   and fittings        vehicles           Total
                          (pound)'000    (pound)'000    (pound)'000     (pound)'000     (pound)'000
---------------------------------------------------------------------------------------------------
Cost
At 1 October 1998              38,855         19,079          7,172             365          65,471
Currency adjustment               263             62             70               4             399
Acquisitions                       --             --            181              --             181
Additions                       2,822          6,030          1,602              42          10,496
Disposals                          --             --             --             (28)            (28)
                              -------        -------        -------         -------         -------
At 1 October 1999              41,940         25,171          9,025             383          76,519
Currency adjustment               949            390            374              16           1,729
Acquisitions                       --            201            907              --           1,108
Additions                       6,942          6,833          1,877             216          15,868
Disposals                          --             --            (42)            (82)           (124)
                              -------        -------        -------         -------         -------
At 30 September 2000           49,831         32,595         12,141             533          95,100
                              -------        -------        -------         -------         -------
Depreciation
At 1 October 1998                 910          5,675          1,548             184           8,317
Currency adjustment                 4              3              6               1              14
Charge for the year               482          1,495            976              73           3,026
Eliminated on disposal             --             --             --             (11)            (11)
                              -------        -------        -------         -------         -------
At 1 October 1999               1,396          7,173          2,530             247          11,346
Currency adjustment                24             29             54               7             114
Charge for the year               661          2,142          1,451              98           4,352
Eliminated on disposal             --             --            (39)            (61)           (100)
                              -------        -------        -------         -------         -------
At 30 September 2000            2,081          9,344          3,996             291          15,712
                              -------        -------        -------         -------         -------
Net book value
At 30 September 2000           47,750         23,251          8,145             242          79,388
                              -------        -------        -------         -------         -------
At 30 September 1999           40,544         17,998          6,495             136          65,173
                              -------        -------        -------         -------         -------
At 30 September 1998           37,945         13,404          5,624             181          57,154
                              -------        -------        -------         -------         -------

  The net book value of tangible fixed assets includes an amount of (pound)1,097,460 (1999:(pound)663,114, 1998:(pound)612,853) in respect of assets held under hire purchase agreements.

  The net book value of land and buildings comprises:

                                             2000               1999
                                      (pound)'000        (pound)'000
--------------------------------------------------------------------
Freehold property                          24,582             22,195
Long leasehold property                    23,168             18,349
                                           ------             ------
                                           47,750             40,544
                                           ------             ------

14 Fixed asset investments
                                                                     Interest in
                                                                           group
                                                                    undertakings
Company                                                              (pound)'000
--------------------------------------------------------------------------------
Cost or valuation
At 1 October 1999                                                            412
Additions (Note 26)                                                      308,584
                                                                         -------
At 30 September 2000                                                     308,996
                                                                         -------
Amounts written off
At 1 October 1999 and 30 September 2000                                       --
                                                                         -------
Net book value
At 30 September 2000                                                     308,996
                                                                         -------
At 30 September 1999                                                         412
                                                                         -------

  Subsidiary undertakings whose results or financial position, in the opinion of the directors, principally affected the figures of the group are as follows:

                                                                                                                Proportion of issued
                                                                                                                  shares held by
Subsidiary                                        Country of incorporation                 Class of share        Group     Company
------------------------------------------------------------------------------------------------------------------------------------
Galen Limited                                             Northern Ireland        Ordinary(pound)1 shares         100%         --
QuChem Limited                                            Northern Ireland        Ordinary(pound)1 shares          76%         --
Galen Chemicals Limited                                Republic of Ireland     Ordinary IR(pound)1 shares         100%         --
Galen Incorporated                                United States of America                Common $1 stock          --         100%
Bartholomew Rhodes Limited                                   Great Britain        Ordinary(pound)1 shares          --         100%
Interactive Clinical Technologies Inc.            United States of America                Common $1 stock         100%         --
Warner Chilcott plc                                    Republic of Ireland                Common $1 stock          --         100%

15 Stocks

                                                                               Group           Group         Company        Company
                                                                                2000            1999            2000           1999
                                                                         (pound)'000     (pound)'000     (pound)'000    (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Raw materials and consumables                                                  8,204           5,673              --             --
Finished goods and goods for resale                                            6,003           3,156              --             --
                                                                              ------           -----           -----          -----
                                                                              14,207           8,829              --             --
                                                                              ------           -----           -----          -----

  There is no material difference between the replacement cost of stocks and their balance sheet values.

Notes to the financial statements for the year ended 30 September 2000

16 Debtors

                                                                  Group          Group        Company       Company
                                                                   2000           1999           2000          1999
                                                            (pound)'000    (pound)'000    (pound)'000   (pound)'000
-------------------------------------------------------------------------------------------------------------------
Amounts falling due after more than one year:
Amounts owed by subsidiary undertakings                              --             --         71,910        39,565
                                                                -------        -------        -------       -------
Amounts falling due within one year:
Trade debtors                                                    30,957         14,744             --            --
Less amounts provided for doubtful debts                           (297)          (287)            --            --
                                                                -------        -------        -------       -------
                                                                 30,660         14,457             --            --
Other debtors                                                     1,542            658             --            --
Prepayments and accrued income                                    2,545            711             --            --
Amounts owed by subsidiary undertakings                              --             --            267           467
                                                                -------        -------        -------       -------
                                                                 34,747         15,826            267           467
                                                                -------        -------        -------       -------
Total debtors                                                    34,747         15,826         72,177        40,032
                                                                -------        -------        -------       -------

                                               2000          1999          1998
Provision for doubtful debts            (pound)'000   (pound)'000   (pound)'000
--------------------------------------------------------------------------------
At the beginning of the year                    287           365           324
Profit and loss account (credit)/charge          12            (5)           65
Amounts utilised and other movements             (2)          (73)          (24)
                                               ----          ----          ----
At the end of the year                          297           287           365
                                               ----          ----          ----

17 Creditors: amounts falling due within one year

                                                                Group            Group          Company          Company
                                                                 2000             1999             2000             1999
                                                          (pound)'000      (pound)'000      (pound)'000      (pound)'000
------------------------------------------------------------------------------------------------------------------------
Bank loans and overdrafts (Note 18)                             4,402            8,663            3,043            3,145
Loan notes (Note 18)                                           27,808               --               --               --
Obligations under hire purchase agreements                        359              217               --               --
Trade creditors                                                 9,091            7,125               --               --
Corporation tax                                                 2,437            4,203               70              140
Other taxation and social security                              1,229            1,124               --               --
Other creditors                                                 1,024            1,026               --               --
Accruals and deferred income                                   29,019            1,597            8,896               --
Proposed dividend                                               2,194            1,334            2,194            1,334
Deferred acquisition consideration                              4,782            1,823               --               --
                                                               ------           ------           ------           ------
                                                               82,345           27,112           14,203            4,619
                                                               ------           ------           ------           ------

18 Creditors: amounts falling due after more than one year

                                                                               Group            Group        Company        Company
                                                                                2000             1999           2000           1999
                                                                         (pound)'000      (pound)'000    (pound)'000    (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Bank loans                                                                    37,083           19,134             --             --
Loan notes                                                                   112,931               --             --             --
Obligations under hire purchase agreements                                       304              193             --             --
Other creditors                                                                   --              325             --             --
Contingent acquisition consideration                                           8,882           10,329             --             --
                                                                             -------          -------        -------        -------
                                                                             159,200           29,981             --             --
                                                                             -------          -------        -------        -------

                                                                              Group           Group         Company         Company
                                                                               2000            1999            2000            1999
Bank loans                                                              (pound)'000     (pound)'000     (pound)'000     (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Repayable as follows:
In one year or less                                                           4,402           7,477           3,043           3,145
Between one and two years                                                     4,288           4,040              --              --
Between two and five years                                                    9,029          10,486              --              --
In five years or more                                                        23,766           4,608              --              --
                                                                             ------          ------          ------          ------
                                                                             41,485          26,611           3,043           3,145
                                                                             ------          ------          ------          ------

  Circular and cross guarantees and indemnities are in place in relation to certain group banking facilities.

  The terms of bank loans which are partly repayable in more than five years are
(i) a 9.06% fixed rate loan repayable over ten years by equal quarterly instalments and (ii) a LIBOR plus 0.75% variable rate loan repayable over seven years by equal quarterly instalments.

  $200m of 125 1/48% Warner Chilcott Inc senior loan notes, repayable in 2008, were issued by that subsidiary in February 2000 at a discount to yield 13%. Interest is payable semi-annually. The acquisition of Warner Chilcott Inc gave the note holders the right to require it to repurchase the notes at 101% of the principal amount, by giving notice to the company by 1 December 2000. On that date, repayment was requested in relation to $40.3 million principal amount of the loan notes and this amount has therefore been classified as amounts falling due within one year. The remaining loan notes are redeemable at the company's option on or after February 2004 at redemption prices that decrease annually from 106.3125% to 100% of their principal value.

                                                                               Group          Group        Company       Company
                                                                                2000           1999           2000          1999
Hire purchase agreements                                                 (pound)'000    (pound)'000    (pound)'000   (pound)'000
--------------------------------------------------------------------------------------------------------------------------------
The net hire purchase obligations to which the group is committed are:
In one year or less                                                              405            248             --            --
Between one and two years                                                        231            177             --            --
Between two and three years                                                      103             25             --            --
Between three and four years                                                       6             20             --            --
Between four and five years                                                        2              1             --            --
Less interest element                                                            (84)           (61)            --            --
                                                                                ----           ----           ----          ----
                                                                                 663            410             --            --
                                                                                ----           ----           ----          ----

Notes to the financial statements for the year ended 30 September 2000

Financial instruments

The group's financial instruments comprise borrowings, its cash and liquid resources, and other current assets and liabilities that arise directly from its operations. The group has not entered into derivative arrangements during the year as interest rate and currency risks arising from the group's operations and its sources of finance to date have not been significant.

Group policy

The main risks arising from the group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks on an ongoing basis, taking account of the impact of the acquisitions during the year, and they are summarised below.

Interest rate risk

The group finances its operations through a mixture of retained profits and bank borrowings, and borrows in the desired currencies at both fixed and floating rates of interest. At the year end, 77% (1999: 3%) of its borrowings were at fixed rates, and on this basis, there has not been a need to use interest rate swaps or other derivative instruments to manage the risk.

Liquidity risk

As regards liquidity, the group's policy is to maintain an appropriate spread of maturity to ensure continuity of funding. At 30 September 2000, 80% (1999: 69%) of its borrowings were due to mature in more than two years, and 54% (1999: 16%) in more than five years. Short term flexibility is achieved by the availability of overdraft facilities.

Foreign currency risk

The group's overseas subsidiaries operate in the USA and their revenues and expenses are denominated exclusively in US dollars. As the net assets of these subsidiaries have not to date been material in group terms no financial instruments have been used to hedge the net investment against movements in the US dollar/sterling exchange rate. This exposure will continue to be monitored with the expansion of the scale of the group's overseas operations. Substantially all sales of the UK businesses are denominated in sterling.

Interest rate risk profile of financial assets and financial liabilities

Short term debtors and creditors have been excluded from each of the following disclosures.

Financial assets

The group's financial assets, other than short term debtors, consist of sterling cash deposits and cash at bank. At 30 September 2000 sterling and US dollar cash deposits amounted to (pound)72,000,000 (1999: (pound)5,500,000). These comprise deposits placed on money markets at three month rolling rates. Cash at bank which at the year end amounted to (pound)5,660,000 (1999: (pound)850,000) is held in sterling and US dollars.

Financial liabilities

The interest rate profile of the group's financial liabilities at 30 September 2000 was:

                                                                               Financial
                                                                             liabilities
                                         Floating rate       Fixed rate         on which
                                             financial        financial      no interest
                                Total      liabilities      liabilities          is paid
                          (pound)'000      (pound)'000      (pound)'000      (pound)'000
----------------------------------------------------------------------------------------
Currency
Sterling                       11,062           10,299              763               --
US dollar                     185,489           31,086          140,739           13,664
                              -------          -------          -------          -------
Total                         196,551           41,385          141,502           13,664
                              -------          -------          -------          -------

  The interest rate profile of the group's financial liabilities at 30 September 1999 was:

                                                                               Financial
                                                                             liabilities
                                         Floating rate       Fixed rate         on which
                                             financial        financial      no interest
                                Total      liabilities      liabilities          is paid
                          (pound)'000      (pound)'000      (pound)'000      (pound)'000
----------------------------------------------------------------------------------------
Currency
Sterling                       17,291           16,088              878              325
US dollar                      23,393           11,241               --           12,152
                               ------           ------           ------           ------
Total                          40,684           27,329              878           12,477
                               ------           ------           ------           ------

                                                                   Fixed rate financial           Financial liabilities on which
                      Fixed rate financial liabilities--       liabilities--weighted average       no interest is paid--weighted
                          weighted average interest rate      period for which rate is fixed       average period until maturity
                                2000                1999               2000             1999              2000              1999
                                   %                   %              Years            Years             Years             Years
--------------------------------------------------------------------------------------------------------------------------------
Currency
Sterling                           9                   9                 10               10                --                --
US dollar                     12 5/8                  --                  8               --                 1                 2
                              ------               -----              -----            -----            ------             -----

  The floating rate financial liabilities comprise sterling denominated bank borrowings and overdrafts that bear interest at rates based on LIBOR and US dollar denominated bank borrowings that bear interest at rates based on LIBOR.

Notes to the financial statements for the year ended 30 September 2000

Maturity of financial liabilities

The maturity profile of the group's financial liabilities, other than short term creditors and accruals, at 30 September 2000, was as follows:

                                                                                             Finance         Other
                                                                   Loan                  leases/hire      financial
                                                                  notes     Bank debt       purchase    liabilities            Total
                                                            (pound)'000   (pound)'000    (pound)'000    (pound)'000      (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
In one year or less, or on demand                                27,808         4,402            359          4,782           37,351
In more than one year but not more than two years                    --         4,288            205          8,199           12,692
In more than two years but not more than five years                  --         9,029             99            683            9,811
In more than five years                                         112,931        23,766             --             --          136,697
                                                                -------        ------         ------         ------          -------
                                                                140,739        41,485            663         13,664          196,551
                                                                -------        ------         ------         ------          -------

  The maturity profile of the group's financial liabilities, other than short-term creditors and accruals at 30 September 1999, was as follows:

                                                                                                Finance          Other
                                                                                            leases/hire      financial
                                                                               Bank debt       purchase    liabilities         Total
                                                                             (pound)'000    (pound)'000    (pound)'000   (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
In one year or less, or on demand                                                  8,663            217          1,823        10,703
In more than one year but not more than two years                                  4,040            164          4,198         8,402
In more than two years but not more than five years                               10,486             29          6,456        16,971
In more than five years                                                            4,608             --             --         4,608
                                                                                  ------           ----         ------        ------
                                                                                  27,797            410         12,477        40,684
                                                                                  ------           ----         ------        ------

  Other financial liabilities relate to deferred and contingent consideration in relation to acquisitions.

  Bank and loan note debt maturities at 30 September 2000 were as follows:

                                             Unsecured       Unsecured        Unsecured        Unsecured
                                              Sterling       US dollar         Sterling        US dollar
                                             bank debt       bank debt        bank debt      loan notes
                                             (variable       (variable           (fixed           (fixed
                                                 rate)           rate)            rate)            rate)           Total
                                           (pound)'000     (pound)'000      (pound)'000      (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------
Due within one year                              2,811           1,464              127           27,808          32,210
From one to two years                            2,686           1,464              138               --           4,288
From two to three years                          2,311           1,464              151               --           3,926
From three to four years                         1,728           1,464              166               --           3,358
From four to five years                            100           1,464              181               --           1,745
After five years                                    --          23,766               --          112,931         136,697
                                                 -----          ------             ----          -------         -------
                                                 9,636          31,086              763          140,739         182,224
                                                 -----          ------             ----          -------         -------

Bank debt maturities at 30 September 1999 were as follows:

                                      Unsecured          Unsecured          Unsecured
                                       Sterling          US dollar           Sterling
                                      bank debt          bank debt          bank debt
                                      (variable          (variable             (fixed
                                          rate)              rate)              rate)             Total
                                    (pound)'000        (pound)'000        (pound)'000       (pound)'000
-------------------------------------------------------------------------------------------------------
Due within one year                       6,941              1,606                116             8,663
From one to two years                     2,612              1,302                126             4,040
From two to three years                   2,486              1,302                138             3,926
From three to four years                  2,111              1,302                151             3,564
From four to five years                   1,528              1,302                166             2,996
After five years                             --              4,427                181             4,608
                                         ------             ------                ---            ------
                                         15,678             11,241                878            27,797
                                         ------             ------                ---            ------

Borrowing facilities

The group has undrawn committed borrowing facilities. The facilities available, but undrawn, at 30 September 2000 in respect of which all conditions precedent had been met were as follows:
                                                            2000            1999
                                                     (pound)'000     (pound)'000
--------------------------------------------------------------------------------
Expiring in one year or less                              29,648          11,658
                                                          ------          ------

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of the group's financial assets and liabilities as at 30 September 2000.

                                                                                   Book value   Book value   Fair value   Fair value
                                                                                         2000         1999         2000         1999
                                                                                  (pound)'000  (pound)'000  (pound)'000  (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Primary financial instruments held or issued to finance the group's operations
Short term borrowings                                                                  32,569        8,880       32,569        8,880
Long term borrowings                                                                  150,318       19,327      152,073       20,205
Other financial liabilities                                                            13,664       12,152       13,000       11,657
Financial assets                                                                       77,660        6,350       77,660        6,350
                                                                                      -------       ------      -------       ------

  The fair values shown above have been assessed by calculating discounted cash flows that would arise if the commitments at 30 September 2000 had been entered into at market rates at that time.

Currency exposures

Group companies do not normally carry monetary assets and liabilities in currencies other than their local currency. Forward foreign exchange contracts are used when required to hedge specific future purchases.

Notes to the financial statements for the year ended 30 September 2000

19 Deferred taxation

                                                                     (pound)'000
--------------------------------------------------------------------------------
At 1 October 1999                                                             --
Profit and loss account                                                    3,223
                                                                         -------
At 30 September 2000                                                       3,223
                                                                         -------

  Deferred taxation provided in the financial statements, and the amount unprovided of the total potential liability, are as follows:

                                                                         Provision made          Amounts unprovided
                                                                          2000         1999         2000         1999
                                                                   (pound)'000  (pound)'000  (pound)'000  (pound)'000
---------------------------------------------------------------------------------------------------------------------
Group
Excess of UK tax allowances over depreciation                            3,223           --        5,921        5,323
UK tax losses                                                               --           --          (67)         (67)
Deferred tax asset not recognised in respect of tax losses
  in an overseas subsidiary                                                 --           --      (14,825)          --
                                                                       -------      -------      -------      -------
                                                                         3,223           --       (8,971)       5,256
                                                                       -------      -------      -------      -------

  The parent company has no potential deferred tax liability.

20 Deferred income

                                                                                             (pound)'000
--------------------------------------------------------------------------------------------------------
Government grants
At 1 October 1998                                                                                  6,691
Receivable in the year                                                                               566
Released to profit and loss account                                                                 (987)
                                                                                                 -------
At 1 October 1999                                                                                  6,270
Receivable in the year                                                                             1,695
Released to profit and loss account                                                               (1,295)
                                                                                                 -------
At 30 September 2000                                                                               6,670
                                                                                                 -------

21 Called up share capital

                                                                                      2000          1999
                                                                               (pound)'000   (pound)'000
--------------------------------------------------------------------------------------------------------
Authorised
250,000,000 (1999: 170,000,000) ordinary shares of 10p each                         25,000        17,000
                                                                                   -------       -------
Allotted and fully paid
158,965,206 (1999: 121,266,652) ordinary shares of 10p each                         15,897        12,127
                                                                                   -------       -------

  On 25 November 1999, 6,000,000 new ordinary shares of 10p each were placed at a premium of (pound)6.05 per share. Total proceeds, net of costs, amounted to (pound)36,367,000. Following an Extraordinary General Meeting of the company held on 11 August 2000, the authorised share capital was increased to (pound)25,000,000 by the creation of an additional 80,000,000 new ordinary shares of 10p each.

  On 29 September 2000, the company acquired the whole of the share capital of Warner Chilcott plc by way of a Scheme of Arrangement involving the issue by Galen of 31,698,554 new ordinary shares of 10p each. The value of the shares allotted was (pound)257,392,000 representing a premium of (pound)254,222,000. Issue expenses totalling (pound)7,281,000 have been charged to the merger reserve.

22 Share premium account and reserves

                                                                 Share                          Profit
                                                               premium          Merger        and loss
                                                               account         reserve         account
Group                                                      (pound)'000     (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------
At 1 October 1997                                               19,377              --          18,030
1997 share issue costs                                            (113)             --              --
Retained profit for the year                                        --              --           6,777
Exchange differences arising on consolidation                       --              --              17
                                                              --------        --------        --------
At 1 October 1998                                               19,264              --          24,824
Retained profit for the year                                        --              --          12,075
Exchange differences arising on consolidation                       --              --            (168)
                                                              --------        --------        --------
At 1 October 1999                                               19,264              --          36,731
Arising on share issues                                         36,300         297,966              --
Issue costs                                                       (533)         (7,281)             --
Retained profit for the year                                        --              --          11,249
Exchange differences arising on consolidation                       --              --             953
                                                              --------        --------        --------
At 30 September 2000                                            55,031         290,685          48,933
                                                              --------        --------        --------

                                                                 Share                          Profit
                                                               premium          Merger        and loss
                                                               account         reserve         account
Company                                                    (pound)'000     (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------
At 1 October 1999                                               19,264              --           4,434
Arising on share issue                                          36,300         297,966              --
Issue costs                                                       (533)         (7,281)             --
Retained profit for the year                                        --              --             923
                                                              --------        --------        --------
At 30 September 2000                                            55,031         290,685           5,357
                                                              --------        --------        --------

  The movement on the share premium account relates to the 6,000,000 new ordinary shares of 10p each placed on 25 November 1999 at a premium of (pound)6.05 per share. Merger relief is available to the company under Article 139 of the Companies (Northern Ireland) Order 1986 in relation to the acquisition of Warner Chilcott plc and the merger reserve reflects the premium of (pound)254,222,000 arising on the shares issued as consideration, together with an amount of (pound)43,744,000 relating to the value of options issued by the company in substitution for options held under Warner Chilcott plc's option plans. The value of the options reflects the difference between the market price of the related shares and amounts payable by the option holders.

Share option schemes

The following share option schemes were established in 1997:

The Galen Approved Executive Share Option Scheme

The Galen Unapproved Executive Share Option Scheme

The Galen Savings Related Share Option Scheme

The Galen Inc Employee Stock Purchase Plan

  The Galen 2000 US Option Scheme was established during the year.

Notes to the financial statements for the year ended 30 September 2000

  A summary of the main terms of the schemes is set out below.

The Galen Approved Executive Share Option Scheme and the Galen Unapproved Executive Share Scheme ("the Executive Schemes")

These are discretionary share schemes, one of which has been approved by the Inland Revenue. The terms of these schemes are similar unless indicated to the contrary. Both schemes provided for options to be granted over unissued shares or shares held in a trust. Options are granted at the discretion of the Remuneration Committee of the company to any full time employee of any group company.

  The granting of options is subject to performance conditions being fulfilled before the option can be exercised. Options may be exercised between the third and tenth anniversaries of their date of grant provided that the performance conditions have been fulfilled. The exercise price is not less than the higher of the nominal value of the share and the middle market quotation for the last dealing day before the date of grant.

  The number of options which may be issued is subject to overall scheme limits and individual limits. No further options may be granted if, as a result:

(i) the aggregate number of shares issued under any of the company's schemes in the previous 10 years would exceed 10% of the company's issued share capital; or

(ii) the aggregate number of shares under any of the company's schemes (other than the Savings Related Scheme) in the previous 10 years would exceed 5% of the company's issued share capital; or

(iii) the aggregate number of shares issued under any of the company's schemes in the previous 3 years would exceed 3% of the company's issued share capital; or 2.5% in the previous 4 years.

  No further options may be granted to an individual if as a result (i) the aggregate market value of shares issued to him under any company scheme (other than the Savings Related Scheme and the Section 423 Plan) during the previous 10 years would exceed 4 times his annual earnings, or, (ii) in the case of the Approved Scheme, the aggregate market value of shares issued to him under the scheme would exceed (pound)30,000.

The Galen Savings Related Share Option Scheme (the SAYE Scheme)

The SAYE Scheme permits the grant of options over unissued shares or shares held in a trust. All eligible employees are invited to apply for options and it is a condition of application that employees enter into a savings contract with an approved savings institution. The number of shares subject to option will be determined by the level of contributions to the savings contract. Any employee of a group company with more than 1 year continuous employment is eligible to participate. The exercise price is not less than the higher of the nominal value of the share and 80% of the average middle market quotation for the 5 dealing days prior to the date of invitation to apply for options. An option may be exercised three or five years after the date of grant depending on the type of savings contract taken out.

  No further options may be granted if, as a result:

(i) the aggregate number of shares issued under any of the company's schemes in the previous 10 years would exceed 10% of the company's issued share capital; or

(ii) the aggregate number of shares issued under any of the company's schemes in the previous 5 years would exceed 5% of the company's issued share capital.

The Galen Inc Employee Stock Purchase Plan (Section 423 Plan)

This plan, which is for the benefit of the employees of Galen Incorporated and its subsidiaries, qualifies as an "employee stock purchase plan" under Section 423 of the US Internal Revenue Code of 1986. Each eligible employee (with more than one year's service) may elect that a specified portion of his or her salary be accumulated through payroll deductions for a period not exceeding 27 weeks and applied towards the purchase of ordinary shares. The number of shares subject to the Section 423 Plan is limited to 1% of the company's issued share capital on admission to the London Stock Exchange. On the final day of any period during which savings may be accumulated ("the final date"), the options will be exercised automatically with the accumulated savings being applied to acquire shares under option. The exercise price will be 85% of the mid market closing price of an ordinary share at the date of grant or the final date, which ever is the lesser. No further options may be granted if the aggregate number of shares issued under any of the company's schemes in the previous 10 years would exceed 10% of issued share capital. No employee may be granted an option which would permit the value of his options under the Section 423 Plan to exceed $25,000 for each calendar year. In addition, no employee will be eligible to participate if immediately after the date of grant he would own 5% or more of the voting power or value of all shares of the company.

The Galen 2000 US Option Scheme ("the US Share Scheme")

Pursuant to the terms of the US Share Scheme, both incentive stock options and non-qualified stock options may be granted to any eligible employee of or consultant to the company's US subsidiaries.

  Options may be granted at the discretion of the Remuneration Committee to any officer or employee of any US subsidiary of Galen. On any date, no option may be granted under the US Share Scheme if, as a result, any of the following limits would be exceeded:

(i) the aggregate number of ordinary shares issued during the previous 10 years under the Executive Schemes, the SAYE Scheme and all other employees' share schemes, established by the company would exceed 10 per cent of the issued ordinary share capital of the company;

(ii) the aggregate number of ordinary shares issued during the previous 10 years under the Executive Schemes and all other employees' share option schemes (other than savings-related share option schemes and the Section 423 Plan) established by the company would exceed 5 per cent of the issued ordinary share capital of the company;

(iii) the aggregate number of ordinary shares issued in the previous three years under the Executive Schemes, the SAYE Scheme and all other employees' share schemes established by the company would exceed 3 per cent of the issued ordinary share capital of the company;

(iv) the aggregate number of ordinary shares issued under the schemes referred to in sub-paragraph (ii) above during the four years commencing on the date on which the Executive Schemes were adopted by the company would exceed 2.5 per cent of the issued ordinary share capital of the company.

  The maximum number of ordinary shares which may be granted in ADS form as incentive stock options under the US Share Scheme is 6,363,333 ordinary shares.

  There are no limits on the maximum number of ADSs which may be the subject of an option granted under the US Share Scheme to an eligible employee. The exercise price of an option shall not be less than 100 per cent of the fair market value of an ADS on the date the option is granted. The period during which options may become exercisable shall be set by the Remuneration Committee. All options shall cease to be exercisable on the tenth anniversary of the date of grant. Options will become exercisable on death and termination of employment.

  Details of options issued during the year are as follows:

                                                              Options
                                                      At     granted/       Options              At
                                               1 October     (lapsed)     exercised    30 September       Exercise        Exercise
                                                    1999      in year       in year            2000          price          period
------------------------------------------------------------------------------------------------------------------------------------
Unapproved scheme                                 25,003            --           --          25,003     (pound)3.60      2001-2008
                                                 112,123        (5,790)          --         106,333     (pound)3.925     2001-2008
                                                 167,312            --           --         167,312     (pound)4.475     2002-2009
                                                      --       177,404           --         177,404     (pound)5.05      2002-2009
                                                --------      --------      -------        --------    -------------    ----------
Approved scheme                                   74,997            --           --          74,997     (pound)3.60      2001-2008
                                                  14,583            --           --          14,583     (pound)3.925     2001-2008
                                                  13,406            --           --          13,406     (pound)4.475     2002-2009
                                                      --        24,741           --          24,741     (pound)5.05      2002-2009
                                                --------      --------      -------        --------    -------------    ----------

  The following options were outstanding under the Galen Savings Related Share Option Scheme at 30 September 2000.

                                                Exercise              Earliest
Number of options                                  price         exercise date
------------------------------------------------------------------------------
 192,487                                     (pound)2.56                  2001
 112,275                                     (pound)3.38                  2002
 161,695                                     (pound)2.56                  2003
  83,929                                     (pound)5.10                  2003
  59,097                                     (pound)3.38                  2004
  40,358                                     (pound)5.10                  2005
                                            ------------                 -----

Notes to the financial statements for the year ended 30 September 2000

  Options/warrants outstanding in substitution for Warner Chilcott options/warrants (options previously issued under the Warner Chilcott Incentive Share Option Scheme) in relation to the company's ADSs on 29 September 2000 are as follows:

                                                                                         Exercise           Earliest       Expiry
Number of options to purchase ADSs                                                   price (US$s)      exercise date         date
---------------------------------------------------------------------------------------------------------------------------------
 153,596                                                                                   $32.00            29.9.00     04.04.07
 171,612                                                                                   $15.63            29.9.00     24.01.08
  24,428                                                                                   $15.80            29.9.00     01.07.08
  12,500                                                                                   $ 9.60            29.9.00     01.10.08
  62,266                                                                                   $10.80            29.9.00     01.01.09
 155,731                                                                                   $13.00            29.9.00     11.02.09
  27,947                                                                                   $11.20            29.9.00     01.04.09
  21,875                                                                                   $12.60            29.9.00     04.06.09
  38,103                                                                                   $13.00            29.9.00     01.07.09
  37,500                                                                                   $11.30            29.9.00     14.08.09
  37,500                                                                                   $11.60            29.9.00     08.09.09
  12,500                                                                                   $12.80            29.9.00     08.09.09
  10,007                                                                                   $11.80            29.9.00     01.10.09
  15,361                                                                                   $16.30            29.9.00     01.01.10
 155,549                                                                                   $24.80            29.9.00     01.03.10
  25,000                                                                                   $32.00            29.9.00     17.05.10
 106,883                                                                                   $35.60            29.9.00     01.07.10
                                                                                         --------          ---------   ----------

                                                                                         Exercise           Earliest       Expiry
Number of warrants to purchase ADSs                                                  price (US$s)      exercise date         date
---------------------------------------------------------------------------------------------------------------------------------
 706,349                                                                                   $25.49            29.9.00     31.01.01
  37,500                                                                                   $32.00            29.9.00     28.06.01
  87,240                                                                                   $28.00            29.9.00     31.01.02
  39,063                                                                                   $26.04            29.9.00     02.08.02
  93,750                                                                                   $36.40            29.9.00     30.09.02
  81,250                                                                                   $ 1.60            29.9.00     31.10.06
 325,000                                                                                   $32.00            29.9.00     31.10.06
 125,000                                                                                   $15.63            29.9.00     03.02.08
                                                                                         --------          ---------   ----------

  Other options granted under the Galen 2000 US Options Scheme on 29 and 30 September 2000 in relation to the company's ADSs are as follows:

                                                                                         Exercise           Earliest       Expiry
Number of options to purchase ADSs                                                   price (US$s)      exercise date         date
---------------------------------------------------------------------------------------------------------------------------------
 162,500                                                                                   $49.35                (a)     30.09.10
   6,125                                                                                   $49.35                (b)     01.10.10
                                                                                         --------          ---------   ----------

(a) options vest monthly over 18 month period beginning 29 September 2000.

(b) options vest quarterly over 4 year period beginning 30 September 2000.

The Galen Employee Benefit Trust

The Galen Holdings PLC Employee Benefit Trust was established in June 1997. The trustee is Galen Trustees Limited, a subsidiary of Galen Holdings PLC. It is a discretionary trust for the benefit of employees and former employees of the group, including directors, and may be used inter alia, to meet obligations under the Executive Share Option Schemes, the Savings Related Share Option Scheme, or any other share scheme established by any group company. Dividends have not been waived by the Trust. Dividend income is included in the group's profit and loss account by way of reduction of the total dividend charge. Dr McClay, who cannot be a beneficiary of the Trust, gifted 5,000,262 ordinary shares to the Trust on its establishment. At the year end the 4,917,744 (1999:
4,922,481) shares held by the Trust were valued at (pound)41,554,936 (1999:
(pound)26,458,335). Other income and costs of the Trust are incorporated into the financial statements where applicable. Cash held by the Trust totalled (pound)166,686 and (pound)131,456 at 30 September 2000 and 1999 respectively.

23 Minority interests

                                                                    (pound)'000
-------------------------------------------------------------------------------
At 1 October 1998                                                            12
Profit and loss account                                                      19
                                                                           ----
At 1 October 1999                                                            31
Profit and loss account                                                      89
                                                                           ----
At 30 September 2000                                                        120
                                                                           ----

24 Reconciliation of net cash flow to movement in net funds/(debt)

                                                                        2000           1999           1998
                                                                 (pound)'000    (pound)'000    (pound)'000
----------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash in the period                              5,995            453         (3,039)
Cash outflow/(inflow) from movement in liquid resources               24,500        (11,500)        (3,000)
Cash inflow from increase in debt and hire purchase financing        (13,147)       (14,420)          (414)
                                                                    --------        -------        -------
Change in net funds resulting from cash flows                         17,348        (25,467)        (6,453)
Exchange movement                                                     (1,406)          (311)           417
New hire purchase agreements                                            (522)           (80)          (506)
Loan notes assumed on acquisition                                   (140,739)            --             --
Hire purchase obligations assumed on acquisition                         (52)           (49)            --
Short term deposits assumed on acquisition                            42,000             --             --
                                                                    --------        -------        -------
Movement in net funds in the year                                    (83,371)       (25,907)        (6,542)
Net (debt)/funds at beginning of year                                (21,856)         4,051         10,593
                                                                    --------        -------        -------
Net (debt)/funds at end of year                                     (105,227)       (21,856)         4,051
                                                                    --------        -------        -------

Notes to the financial statements for the year ended 30 September 2000

                                                                                                                  Loan
                                                                          Loans                      Loan        notes
                                                 Short       Loans      greater         Hire        notes      greater          Net
                      Cash at        Bank         term   less than         than     purchase    less than         than       funds/
Analysis of net          bank  overdrafts     deposits    one year     one year  obligations     one year     one year       (debt)
funds/(debt)      (pound)'000 (pound)'000  (pound)'000 (pound)'000  (pound)'000  (pound)'000  (pound)'000  (pound)'000  (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
At 1 October 1997       2,251          --       20,000        (597)     (11,022)         (39)          --           --       10,593
Cash flow              (2,251)       (788)      (3,000)       (962)         493           55           --           --       (6,453)
Exchange movement          --          --           --          --          415            2           --           --          417
Other non cash
  movements                --          --           --          --           --         (506)          --           --         (506)
                       ------      ------      -------      ------      -------         ----      -------     --------     --------
At 1 October 1998          --        (788)      17,000      (1,559)     (10,114)        (488)          --           --        4,051
Cash flow                 851        (398)     (11,500)     (5,885)      (8,742)         207           --           --      (25,467)
Exchange movement          --          --           --         (33)        (278)          --           --           --         (311)
Acquisitions               --          --           --          --           --          (49)          --           --          (49)
Other non cash
  movements                --          --           --          --           --          (80)          --           --          (80)
                       ------      ------      -------      ------      -------         ----      -------     --------     --------
At 1 October 1999         851      (1,186)       5,500      (7,477)     (19,134)        (410)          --           --      (21,856)
Cash flow               4,809       1,186       24,500       3,275      (16,751)         329           --           --       17,348
Exchange movement          --          --           --        (200)      (1,198)          (8)          --           --       (1,406)
Acquisitions               --          --       42,000          --           --          (52)     (27,808)    (112,931)     (98,791)
Other non cash
  movements                --          --           --          --           --         (522)          --           --         (522)
                       ------      ------      -------      ------      -------         ----      -------     --------     --------
At 30 September 2000    5,660          --       72,000      (4,402)     (37,083)        (663)     (27,808)    (112,931)    (105,227)
                       ------      ------      -------      ------      -------         ----      -------     --------     --------

  Other non cash movements relate to new hire purchase agreements incepted.

25 Reconciliation of operating profit to net cash inflow from operating activities

                                                        2000           1999           1998
                                                 (pound)'000    (pound)'000    (pound)'000
------------------------------------------------------------------------------------------
Operating profit                                      18,744         18,690         11,336
Depreciation of tangible fixed assets                  4,352          3,026          1,997
Amortisation of intangible fixed assets                2,068            707             33
Capital grants release                                (1,295)          (987)          (616)
(Profit)/loss on sale of tangible fixed assets            (9)             3              1
Increase in stocks                                    (1,562)        (3,714)          (474)
Increase in debtors                                   (5,644)        (1,879)
                                                                                    (2,873)
(Decrease)/increase in creditors                         (99)         1,050          4,802
Exchange difference                                      104           (242)            52
                                                     -------        -------        -------
Net cash inflow from operating activities             16,659         16,654         14,258
                                                     -------        -------        -------

26 Acquisitions

Details of the fair value of assets and liabilities of companies acquired during the year ended 30 September 2000 are set out below together with the resultant amount of goodwill arising. Goodwill is being written off over 20 years. All purchases have been accounted for as acquisitions. The most significant acquisition was that of Warner Chilcott plc.

  Under FRS 11 "Impairment of fixed assets and goodwill" an impairment review of goodwill and intangible assets is required to be carried out at the end of the first full financial year following their acquisition. Post-acquisition performance will be compared with forecasts and a review undertaken of unexpected adverse events or changes in circumstances that throw doubt on the recoverability of the capitalised goodwill or intangible assets.

                                                       Warner Chilcott                     ACCI            Total
                                          ------------------------------------------    -----------     -----------
                                                Book      Fair value            Fair
                                               value     Adjustments           value
                                          pound)'000     (pound)'000     (pound)'000    (pound)'000     (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Intangible assets                            136,625              --         136,625             --         136,625
Tangible assets                                  638              --             638            470           1,108
Stocks                                         3,816              --           3,816             --           3,816
Debtors                                       17,240          (4,893)         12,347            381          12,728
Cash and short term deposits                  42,474              --          42,474             --          42,474
Creditors                                    (18,944)             --         (18,944)          (170)        (19,114)
Hire purchase obligations                         --              --              --            (52)            (52)
Loan notes                                  (134,257)         (6,482)       (140,739)            --        (140,739)
                                            --------        --------        --------        -------        --------
Net assets acquired                           47,592         (11,375)         36,217            629          36,846
Goodwill                                                                     272,367          9,628         281,995
                                                                            --------        -------        --------
Consideration                                                                308,584         10,257         318,841
                                                                            --------        -------        --------
Consideration satisfied by:
Cash                                                                              --          8,055           8,055
Costs of acquisition                                                           7,448            229           7,677
Deferred and contingent consideration                                             --          1,973           1,973
Issue of shares/options                                                      301,136             --         301,136
                                                                            --------        -------        --------
                                                                             308,584         10,257         318,841
                                                                            --------        -------        --------

  The contingent consideration in relation to the acquisition of ACCI and the Pharmacy department of DCRI is payable upon the achievement of certain revenue targets in 3 earn-out periods of one year each, ending on 30 September 2002. Payments of up to $1 million in relation to each of the earn-out periods are scheduled to be made 90 days after the end of each earn-out period. Initial estimates of the contingent consideration will be reviewed as further and more certain information becomes available with corresponding adjustments to goodwill.

  The provisional fair value adjustments in relation to the Warner Chilcott acquisition comprise a revaluation of the loan notes to reflect the market position at the date of acquisition and the elimination of deferred finance costs in relation to the notes.

  From the beginning of their respective latest financial years, 1 January 2000 for Warner Chilcott and 1 July 1999 for ACCI to their respective dates of acquisition, 29 September 2000 and 30 June 2000, the after tax results were (pound)3,235,000 loss and (pound)443,000 profit respectively.

  The respective results of Warner Chilcott and ACCI for their previous full financial years to 31 December 1999 and 30 June 1999 respectively were (pound)3,071,000 loss and (pound)301,000 profit.

  The post acquisition turnover and operating profit of ACCI was as follows:

                                                                     (pound)'000
--------------------------------------------------------------------------------
Turnover                                                                     819
Operating profit                                                              55
                                                                      ----------

  Disclosures of post acquisition amounts relating to ACCI have not been presented in the group profit and loss account on the grounds of materiality, and the operations of ACCI did not have a material effect on the group cash flow in the year.

Notes to the financial statements for the year ended 30 September 2000

27 Capital commitments

                                                                                       Group        Group      Company      Company
                                                                                        2000         1999         2000         1999
                                                                                 (pound)'000  (pound)'000  (pound)'000  (pound)'000
-----------------------------------------------------------------------------------------------------------------------------------
Capital expenditure that has been contracted for but has not been
  provided for in the financial statements                                             5,320        6,150           --           --
                                                                                     -------      -------      -------      -------

28 Financial commitments

At 30 September 2000 the group had annual commitments under non-cancellable operating leases as follows:

                                                    Land and                  Land and
                                                   buildings       Others    buildings       Others
                                                        2000         2000         1999         1999
                                                 (pound)'000  (pound)'000  (pound)'000  (pound)'000
---------------------------------------------------------------------------------------------------
Expiring within one year                                  20           84           66           76
Expiring between one and five years                      776          190          208          237
Expiring in over five years                              391           --          105           --
                                                       -----          ---          ---          ---
                                                       1,187          274          379          313
                                                       -----          ---          ---          ---

29 Related parties

The company has taken advantage of the exemption under Financial Reporting Standard 8 "Related party disclosures" (FRS 8) not to disclose related party transactions between wholly owned group undertakings which are eliminated on consolidation.

30 Summary of differences between UK and US Generally accepted accounting principles ("GAAP")

(1) Profit for the financial year and shareholders' funds

The group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial year and to equity shareholders' funds are set out in the tables below:

                                                                                        2000            1999           1998
                                                                         Notes   (pound)'000     (pound)'000    (pound)'000
---------------------------------------------------------------------------------------------------------------------------
(a) Reconciliation of profit for the financial year to US GAAP
Profit for the financial year under UK GAAP                                           14,285          13,990          8,312
                                                                                     -------         -------         ------
US GAAP adjustments:
Amortisation of goodwill                                                (i)(b)           393             215             --
In-process research and development                                     (i)(c)       (16,898)         (1,021)            --
Related amortisation of goodwill                                        (i)(c)            51              17             --
Capitalisation of interest                                                (ii)            --             671            689
Related depreciation on capitalisation of interest                                       (35)            (22)            (8)
Deferred taxation                                                        (iii)          (598)         (1,496)        (1,402)
Compensation expense                                                      (iv)        (1,862)           (487)          (163)
Deferred tax effect of US GAAP adjustments                                              (220)           (184)          (211)
                                                                                     -------         -------         ------
US GAAP adjustments total                                                            (19,169)         (2,307)        (1,095)
                                                                                     -------         -------         ------
(Loss)/profit for the financial period under US GAAP                                  (4,884)         11,683          7,217
                                                                                     -------         -------         ------
Basic earnings per share under US GAAP                                    (vi)        (4.4)p           10.0p           6.2p
                                                                                     -------         -------         ------
Diluted earnings per share under US GAAP                                  (vi)        (4.4)p           10.0p           6.2p
                                                                                     -------         -------         ------

30 Summary of differences between UK and US Generally accepted accounting principles ("GAAP") (continued)

                                                                                          2000           1999           1998
                                                                          Notes    (pound)'000    (pound)'000    (pound)'000
----------------------------------------------------------------------------------------------------------------------------
(b) Effect on equity shareholders' funds of differences between
UK GAAP and US GAAP
Equity shareholders' funds under UK GAAP                                               410,546         68,122         56,215
                                                                                      --------        -------        -------
US GAAP adjustments:
Acquisition accounting                                                   (i)(a)        (87,072)            --             --
Amortisation of goodwill                                                 (i)(b)            608            215             --
In-process research and development                                      (i)(c)        (17,851)        (1,004)            --
Capitalisation of interest                                                 (ii)          1,692          1,727          1,078
Deferred taxation                                                         (iii)         (5,854)        (5,256)        (3,760)
Employee benefit trust                                                      (v)         (7,377)        (7,384)        (7,500)
Share premium account                                                       (v)          7,377          7,384          7,500
Deferred tax effect on US GAAP adjustments                                                (738)          (518)          (334)
Dividends                                                                (viii)          2,194          1,334          1,067
                                                                                      --------        -------        -------
US GAAP adjustments total                                                             (107,021)        (3,502)        (1,949)
                                                                                      --------        -------        -------
Equity shareholders' funds under US GAAP                                               303,525         64,620         54,266
                                                                                      --------        -------        -------

(i) Business combinations

(a) Acquisition accounting

      (I)   Share consideration

            Under UK GAAP, shares issued in consideration for the acquisition of shares in a subsidiary company are valued at the market price ruling on the date of consummation of the transaction. Under US GAAP, shares are valued at the average market price for the 5 trading days before and after the date of announcement of the proposed transaction. Under US GAAP, goodwill and the related credits to share capital and share premium would have been (pound)63,759,000 less than on the UK GAAP basis.

      (II)  Substitute options

            Under US GAAP, the fair value of an acquiring company's share options or warrants substituted for options or warrants of the acquiree is calculated using the Black Scholes option-pricing model, which values the options at the date of announcement. Under UK GAAP, the intrinsic value method is used, the value reflecting the difference between the market price of the related shares on acquisition date and the proceeds due on exercise of the options or warrants. Under US GAAP, goodwill and the related merger reserve credit would have been (pound)22,432,000 less than on the UK GAAP basis.

      (III) Deferred compensation

            Under US GAAP, an amount of (pound)881,000 has been attributed to deferred compensation in relation to specific unvested options. This amount under US GAAP is shown as a debit balance within shareholders' equity. No such amount is recorded under UKGAAP.

      (IV)  Stocks

            Under US GAAP, stocks ("inventory") acquired on takeover are restated to reflect their selling price less a margin for selling. Under UK GAAP, stocks acquired are valued, as normal, at the lower of acquired cost and net realisable value. Under US GAAP, stocks of Warner Chilcott have been written up by (pound)980,000, thereby reducing goodwill by a similar amount. This amount is charged to cost of goods sold as the inventory is sold.

      (V)   Workforce

            Under US GAAP accounting, valuations are attributed to the assembled workforce of the company being acquired and this value, which again reduces goodwill by a similar amount, is amortised over a relevant period,deemed to be 7 years in this instance. No such workforce values are attributed under UK GAAP. Under US GAAP a value of (pound)2,323,000 has been attributed to the Warner Chilcott workforce and goodwill has been reduced by the same amount.

      (VI)  Other intangibles

            Under US GAAP, value is attributed to intangibles which under UK GAAP might not be separately identifiable from goodwill. An amount of (pound)14,279,000 has been attributed to core development technologies in Warner Chilcott. This amount will be amortised over 20 years, the estimated life of this asset.

Notes to the financial statements for the year ended 30 September 2000

30 Summary of differences between UK and US Generally accepted accounting principles ("GAAP") (continued)

      (VII) Deferred tax asset

            Under US GAAP, where tax law allows the use of an acquired company's brought forward tax losses in a restructured group situation against future combined taxable income, a deferred tax asset may be recognised at acquisition based on an assessment of the combined enterprise's past and anticipated future results of operations. An amount of (pound)4,782,000 net of valuation allowance has been recognised as a deferred tax asset in relation to Warner Chilcott's brought forward tax losses and goodwill has been correspondingly reduced. No such asset is recognised under UK GAAP.

(b) Amortisation of goodwill

Under UK GAAP, at 30 September 2000 an amount of (pound)8,882,000 (1999:
(pound)10,329,000) is included within creditors representing the maximum contingent consideration payable to the former shareholders of ICTI ((pound)7,515), and of ACCI ((pound)1,367) and these amounts are included in goodwill on acquisition. Under US GAAP amounts related to contingent consideration are only included when the contingency is resolved.

(c) In-process research and development

As part of the acquisition of Bartholomew Rhodes in 1999 an amount of (pound)1,021,000 was assigned to in-process research and development for drugs under development at the date of acquisition. Under US GAAP, the amount of purchase consideration allocated to in-process research and development is written off immediately to profit and loss account. The valuation of in-process research and development was calculated using an income approach. This involved estimating the fair value of the in-process research and development using the present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development. At the date of acquisition, the three drugs under development were 90%, 80% and 30% complete respectively. Revenues generated were expected to commence in 2000, 2001 and 2002 and continue through 2009. The expected after-tax cash flows tables were discounted at 15%, 30% and 50% respectively. There were no anticipated material changes from historic pricing, margins and expense levels.

  An amount of (pound)16,898,000 has been assigned to in-process research and development for drugs under development at Warner Chilcott at the date of acquisition. The valuation of in-process research and development was calculated using an income approach. This involved estimating the fair value of the in-process research and development using the present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development. The risk adjusted discount rate ranges from 15% to 30%, depending on the risks associated with each specific product. Cash inflows from projects begin primarily in 2001 and 2003, the expected dates of product approvals. Gross margins on products are estimated at levels consistent with Warner Chilcott's historical results (approximately 70% to 95%). The aggregate estimated cost expected to be incurred to complete the development of these products totals approximately $2 million. Under UK GAAP these amounts, which are allocated to in-process research and development under US GAAP, would be included within goodwill. The related amortisation expense adjustment is shown separately in the reconciliation.

(ii) Capitalisation of interest

Under UK GAAP, companies may choose whether or not to capitalise finance costs on fixed assets that take a substantial period of time to bring into service. US GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

(iii) Deferred taxation

Under UK GAAP, provision for deferred tax is only required to the extent that it is probable that a taxation liability or asset will crystallise, in the foreseeable future, as a result of timing differences between taxable profit and accounting profit. Provision is made at known rates of tax.

  Under US GAAP, full provision for deferred tax is required to the extent that accounting profit differs from taxable profit due to temporary differences. Provision is made at currently enacted rates including currently enacted future rates. A valuation adjustment is made against deferred tax assets where it is more likely than not that some portion will not be realised.

                                                                    (pound)'000
-------------------------------------------------------------------------------
Deferred tax liability reconciliation:
Full provision under US GAAP at 30 September 2000 (see table below)       9,077
Provided under UK GAAP                                                    3,223
                                                                     ----------
Equity shareholders' funds reconciliation--difference
(see (i) (b) above)                                                       5,854
Reconciliation difference at 30 September 1999                            5,256
                                                                     ----------
Profit reconciliation adjustment (see (i) (a) above)                        598
                                                                     ----------

30 Summary of differences between UK and US Generally accepted accounting principles ("GAAP") (continued)

  The following table summarises deferred tax liabilities and assets on a US GAAP basis:


                                         2000             1999             1998
                                  (pound)'000      (pound)'000      (pound)'000
-------------------------------------------------------------------------------

Deferred tax liability:
Accelerated capital allowances          9,144            5,323            3,827
Deferred tax asset:
UK trading losses                         (67)             (67)             (67)
                                      -------           ------           ------
                                        9,077            5,256            3,760
                                      -------           ------           ------
Trading losses in acquired
   subsidiary                         (14,825)              --               --
Valuation allowance                    10,043               --               --
                                      -------           ------           ------
                                       (4,782)              --               --
                                      -------           ------           ------
                                        4,295            5,256            3,760
Deferred tax on US GAAP adjustments       738              518              334
                                      -------           ------           ------
                                        5,033            5,774            4,094
                                      -------           ------           ------

  In connection with the Warner Chilcott transaction, the company acquired US federal income tax net operating loss carryforwards of approximately $62.0 million, which begin to expire in 2011. The company recorded a deferred tax asset, subject to a valuation allowance, of $7.0 million in respect of these carryforwards. If, in the future, the realization of this acquired deferred tax asset becomes more likely than not, any reduction of the associated valuation allowance will be allocated to reduce other purchased intangible assets.

(iv) Share compensation expense

Under UK GAAP, no cost has been accrued in relation to share options awarded to employees since the exercise price is equivalent to the market value at the date of grant.

  Under US GAAP, the company has elected to follow APB 25. Under APB 25 compensation cost on variable option awards in which the number of options exercisable is not known at the date of grant is calculated as the difference between the option price and the market price at the end of the reporting period. This cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. In determining the costs of benefits arising from stock compensation plans, companies may adopt either the intrinsic valued method (APB 25) or a fair value method (FAS 123). Had compensation costs been determined in accordance with FAS 123, net profit and basic and diluted earnings per share would have been as follows:

                                           2000             1999           1998
                                    (pound)'000      (pound)'000    (pound)'000
--------------------------------------------------------------------------------
Net (loss)/profit under US GAAP as
Reported                                 (4,884)          11,683          7,217
Compensation cost adjustment              1,263              169             83
                                         ------           ------          -----
Proforma profit                          (3,621)          11,852          7,300
                                         ------           ------          -----
Net profit per ordinary share under
US GAAP as reported                      (4.4)p            10.0p           6.2p
Proforma
  Basic                                  (3.0)p            10.2p           6.3p
  Diluted                                (3.0)p            10.2p           6.3p
                                         ------           ------          -----

  Under FAS 123 the compensation cost is based on the fair value of the options at the date of grant using the Black Scholes option-pricing model and the following weighted average assumptions:

                                         2000            1999            1998
-----------------------------------------------------------------------------
Life of option                        4.7 yrs         3.9 yrs         3.9 yrs
Dividend yield                          0.22%           0.32%           0.32%
Risk free interest rate                  6.0%            4.8%            6.5%
Price volatility                          37%             30%             30%
                                     -------         -------         -------

Notes to the financial statements for the year ended 30 September 2000

30 Summary of differences between UK and US Generally accepted accounting principles ("GAAP") (continued)

(v) Employee Benefit Trust

Under UK GAAP, shares held by the Employee Benefit Trust are recorded as fixed asset investments with zero costs. Under US GAAP, those shares are regarded as treasury stock and recorded as a contra equity account within equity shareholders' funds at the date of contribution.

(vi) Earnings per share

Years to 30 September 2000 and 1999

Earnings per share is based on profit for the financial year under US GAAP as calculated above and on 121,444,370 ordinary shares (1999: 116,329,438) the weighted average number of ordinary shares in issue during the year, excluding those held in the Employee Trust. Diluted earnings per share is calculated on profit for the financial year under US GAAP as calculated above and on an adjusted number of shares of 121,444,370 (1999: 116,389,609) reflecting the number of dilutive shares under option.

(vii) Presentation of exceptional items

Under UK GAAP, exceptional items are items which derive from events or transactions that fall within the ordinary activities of the reporting entity and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Under US GAAP, only items which are deemed unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future) qualify for presentation as "extraordinary" items. They are presented below income before extraordinary items in the profit and loss account. Under US GAAP, none of the items classed as exceptional under UK GAAP meet the criteria for presentation as an extraordinary item.

(viii) Dividends

Under UK GAAP, final ordinary dividends are recognised in the financial year in respect of which they are recommended by the Board of Directors for approval by shareholders. Under US GAAP, such dividends are not recognised until they are formally declared by the Board of Directors.

(2) Consolidated cash flow statement

The Group Consolidated Cash Flow Statement is prepared in accordance with United Kingdom Financial Reporting Standard 1 "FRS 1 (Revised 1996)", whose objective and principles are similar to those set out in SFAS No. 95, "Statement of Cash Flows". The principal differences between the Standards relate to classification. Under FRS 1 (Revised 1996), the company presents its cash flows for (a) operating activities, (b) returns on investments and servicing of finance, (c) taxation, (d) capital expenditure and financial investment, (e) acquisitions, (f) dividends paid, (g) management of liquid resources and (h) financing. SFAS No. 95 requires only three categories of cash flow activity being (a) operating, (b) investing and (c) financing.

  Cash flows from taxation and returns on investments and servicing of finance under FRS 1 (Revised 1996) would be included as operating activities under SFAS No. 95, capital expenditure and financial investment and acquisitions and disposals would be included as investing activities, and dividends paid would be included as a financing activity under SFAS No.95. Under FRS 1 (Revised 1996) cash comprises cash in hand and deposits repayable on demand, less overdrafts repayable on demand, and liquid resources comprise current asset investments held as readily disposable stores of value. Under SFAS No. 95 cash equivalents, comprising short term highly liquid investments, generally with original maturities of three months or less, are grouped together with cash. Short term borrowings repayable on demand would not be included within cash and cash equivalents and movements on those borrowings would be included in financing activities.

  Set out below, for illustrative purposes, is a summary consolidated cash flow statement under US GAAP:

                                                            2000             1999              1998
                                                     (pound)'000      (pound)'000       (pound)'000
---------------------------------------------------------------------------------------------------
Net cash provided by operating activities                 22,851           10,562            11,689
Net cash used in investing activities                      8,036          (34,903)          (18,952)
Net cash provided by financing activities                 40,422           13,692             2,012
                                                          ------          -------           -------
Net increase in cash and cash equivalents                 71,309          (10,649)           (5,251)
Cash and cash equivalents at beginning of period           6,351           17,000            22,251
                                                          ------          -------           -------
Cash and cash equivalents at end of period                77,660            6,351            17,000
                                                          ------          -------           -------

30 Summary of differences between UK and US Generally accepted accounting principles ("GAAP") (continued)

(3) Recently issued accounting pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities". FAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. FAS 133 is effective for fiscal years beginning after June 15, 1999, but earlier application is permitted as of the beginning of any fiscal quarter subsequent to June 15, 1998. Upon initial application, all derivatives are required to be recognised in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be reassessed and documented pursuant to the provisions of FAS 133. Subsequent to the issuance of FAS 133, the FASB issued FAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133", which defers the effective date of FAS 133 to periods beginning after June 15, 2000. Galen does not expect the adoption of this Statement to have a material impact on their financial statements.

  In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements", which summarises certain of the SEC staff views in applying generally accepted accounting principles to revenue recognition in financial statements. The company adopted SAB 101 in these financial statements. Such adoption had no impact on the company's financial statements.

  In December 1999, the Accounting Standards Board ("ASB") issued Financial Reporting Standard ("FRS") 19 "Deferred tax" which introduces a form of "full" provision for accounting for deferred tax that replaces the "partial" provision method in Statement of Standard Accounting Practice ("SSAP") 15. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of reversal of those timing differences. FRS 19 permits but does not require reporting entities to discount deferred tax assets and liabilities to reflect the true value of money. The FRS applies to accounting periods ending on or after 23 January 2002. The company proposes to adopt the FRS in its financial statements to 30 September 2001. Thereafter the US GAAP reconciliation adjustments in (i) and (iii) above cease to be required.

  FRS 18 "Accounting policies" which replaces SSAP 2, redefines "accounting policies" and distinguishes them from "estimation techniques" for measuring items in financial statements. The four "fundamental accounting concepts" of SSAP 2 (that is, going concern, accruals, consistency and prudence) are replaced by a framework that requires accounting policies to be selected against the qualities set out in the ASB's Statement of Principles, namely relevance, reliability, comparability and understandability. The FRS applies to accounting periods ending on or after 22 June 2001. Adoption of this FRS will have no impact on the company's financial statements.

Five year summary

                                                                            2000         1999         1998         1997         1996
                                                                     (pound)'000  (pound)'000  (pound)'000  (pound)'000  (pound)'000
------------------------------------------------------------------------------------------------------------------------------------
Continuing operations
Turnover                                                                  86,020       67,010       48,867       39,252       31,068
Gross profit                                                              41,798       34,452       25,533       19,426       13,730
Operating profit before exceptional items and goodwill amortisation       24,054       19,361       14,067       10,498        7,493
Exceptional items                                                          3,311           --        2,731           --           --
Goodwill amortisation                                                      1,999          671           --           --           --
Operating profit                                                          18,744       18,690       11,336       10,498        7,493
Profit before taxation                                                    19,073       18,405       11,904       11,364        7,161
Net assets                                                               410,666       68,153       56,227       49,534       11,562
Earnings per share                                                         11.8p        12.0p         7.2p         8.0p         5.3p
Adjusted earnings per share (Note 10)                                      15.5p        12.6p         9.5p         8.0p         5.3p
                                                                         -------       ------       ------       ------       ------

Financial calendar

Annual General Meeting
To be held at 10. a.m.,
Malone House, Barnett Demesne, Belfast                          20 February 2001

Reports
Interim report                                                          May 2001

Dividends
Proposed final 2000
Announced                                                       28 November 2000
Payable                                                         23 February 2001

Interim 2001
To be announced                                                         May 2001
Payable                                                              August 2001